Exhibit 99.2 - Stantec Inc.’s Management's Discussion and Analysis

Management’s Discussion and Analysis
February 25, 2026

This Management's Discussion and Analysis (MD&A) of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the year ended December 31, 2025, dated February 25, 2026, should be read in conjunction with the Company’s 2025 audited consolidated financial statements and related notes for the year ended December 31, 2025. Our 2025 audited consolidated financial statements and related notes are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. All amounts shown in this report are in Canadian dollars unless otherwise indicated.

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. This additional information is not incorporated by reference unless otherwise specified and should not be deemed to be made part of this MD&A.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Non-IFRS Accounting Standards (non-IFRS) and Other Financial Measures
The Company reports its financial results in accordance with IFRS Accounting Standards. However, certain indicators used by the Company to analyze and evaluate its results are non-IFRS or other financial measures, including: adjusted earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), net debt to adjusted EBITDA, days sales outstanding (DSO), free cash flow, free cash flow to net income, margin (percentage of net revenue), organic growth (retraction), acquisition growth, measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, compound annual growth rate (CAGR), net debt, total capital managed, working capital, and current ratio, as well as measures and ratios calculated using these non-IFRS or other financial measures. These measures are categorized as non-IFRS financial measures and ratios, supplementary financial measures, or capital management measures and described in the Definitions of Non-IFRS and Other Financial Measures (Definitions) and Liquidity and Capital Resources sections and, where applicable, reconciliations from the non-IFRS measure to the most directly comparable measure calculated in accordance with IFRS Accounting Standards are provided (see the 2025 Financial Highlights, Financial Performance, Liquidity and Capital Resources, and Definitions sections).

These non-IFRS and other financial measures do not have a standardized meaning under IFRS Accounting Standards and, therefore, may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, these non-IFRS and other financial measures provide useful information to investors to assist them in understanding components and trends in our financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS Accounting Standards.

Management's Discussion and Analysis
December 31, 2025	M-1	Stantec Inc.

Business Model
Stantec is a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more. Our strategy is guided by our vision: the success of our clients, communities, and people worldwide is our greatest ambition. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our communities and infrastructure.

At Stantec, community encompasses everyone connected to the work we do—from our project teams and industry colleagues to our clients and the people our work impacts. The Stantec team has grown to approximately 34,000 employees working in over 450 locations across six continents.

Key components of our business model are:
1.Geographic diversification. We conduct business in three regional operating units—Canada, the United States, and Global—offering similar services across all regions at the local level while offering the expertise of our global team.
2.Service diversification. We offer services in various sectors across the project life cycle through five business operating units (BOUs): Infrastructure, Water, Buildings, Environmental Services, and Energy & Resources.
3.Design focus. We serve the design phase of infrastructure, water, buildings, and energy & resources projects which offers higher margin opportunities and more controllable risk than integrated engineering and construction firms.
4.Life-cycle solutions. We provide professional services in all phases of the project life cycle: planning, design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2025 Key Accomplishments
Record Performance
The world is shifting and re-shaping at a rapid pace. Stantec’s expertise, industry-leading sustainability approach, and global reach make us a preferred partner for clients and communities that are tackling these challenges to create a better future for all. Against this backdrop, net revenue reached a record of $6.5 billion, driven predominantly by 5.0% organic growth and 3.9% acquisition growth. Our commitment to collaboration and delivery of integrated services across diverse business units and geographies drives steady growth. We continued to help communities improve critical infrastructure like hospitals, roads and schools, and support the transition to clean energy, designing facilities for pumped storage and hydrogen fueling. We also improved water resilience and furthered research and innovation to protect and restore ecosystems, supporting biodiversity and environmental resilience.

We continued to deliver compounded growth organically and through acquisitions to advance our 2024-2026 Strategic Plan. We achieved record earnings with 32.6% growth in net income to $479.4 million and 19.8% growth in adjusted earnings to $604.4 million. Our strong project execution and cost management drove an adjusted EBITDA margin of 17.6%, achieving our Strategic Plan target range of 17% to 18% one year earlier than anticipated. We also exceeded our Strategic Plan's real estate optimization objective and achieved an 11% footprint reduction and a per share savings of $0.17, compared to our target reduction of 10% and savings of $0.10 per share.

The record growth we achieved in 2025 is a testament to the strength of our diversified business model and our ability to address long-term critical issues and opportunities stemming from aging infrastructure and urbanization changes, climate change and resilience to weather events, future technologies, advanced manufacturing, and resource security.

Financial Strength and Disciplined Capital Allocation
We continued to be disciplined in our capital allocation strategy by prioritizing the deployment of capital towards investments in strategic acquisitions, which aggregated to $784 million, and returned capital to shareholders through dividends of $102.8 million. We completed the acquisitions of Ryan Hanley, Cosgroves, and Page, which added 1,640 employees to our organization and expanded our North American and Global footprints with new and complementary service offerings. All three have performed better than or in line with expectations and have contributed meaningfully to our results.

Management's Discussion and Analysis
December 31, 2025	M-2	Stantec Inc.

We generated strong free cash flows of $641.5 million and adjusted EBITDA of $1,143.7 million with growth over the prior year of 68.8% and 16.7%, respectively. Net debt to adjusted EBITDA ratio was 1.3x, remaining within our stated internal range of 1.0x to 2.0x, and provides additional capacity to fund future acquisition opportunities and growth initiatives.

Sustainability – The Stantec Way
Through our intentional approach to environmental, social, and governance matters, Stantec has solidified its position as a global leader. We are extremely proud of our accomplishments and the resulting industry accolades which include:
•Recognized by CDP for consistently demonstrating climate action, receiving an A- rating for the eighth year in a row;
•Placed among the top 50 of Time Magazine's World's 500 Most Sustainable Companies;
•Ranked third by Investor's Business Daily on its list of the 50 Most Sustainable Companies;
•Included in the S&P Global Sustainability Yearbook; and
•Listed on AISES' list of Top 50 Workplaces for Indigenous STEM Professionals for the sixth year in a row.

We remain committed to safety, ethics, and a collaborative work environment that offers opportunities for all our employees. We continue to reduce our emissions, maintain carbon neutrality, and are aligned with Canada’s Net Zero Challenge.

Our sustainability-linked loan (SLL) structure connects to our syndicated senior credit facilities and aligns the cost of borrowing with Environmental targets. In 2025, we recognized SLL savings and directed these interest savings to Indigenous-run non-profit organizations providing climate action in various Indigenous communities.

Looking Ahead
Our work continues to address some of the world's greatest challenges. Global trends across water, transportation, energy transition and increasing energy demand, and mission-critical sectors continue to drive strong demand for our services. Our strong expertise and exceptional cross-collaboration positions us to take advantage of the organic growth ahead of us. We have the right mix between our five BOUs within multiple sub-sectors and geographies, allowing Stantec to meet the growing demands and provide a high level of diversification and resiliency within our operations.

Our industry continues to consolidate and provide robust acquisition opportunities to grow strategically in all of our key sectors and geographies.

We remain committed to delivering on the growth targets outlined in our 2024-2026 Strategic Plan.

Management's Discussion and Analysis
December 31, 2025	M-3	Stantec Inc.

Strategic Acquisitions Completed in 2025 and 2024
Following is a list of acquisitions that contributed to revenue growth in our reportable segments and business operating units:

				BUSINESS OPERATING UNITS
REPORTABLE SEGMENTS	Date Acquired	Primary Location	# of Employees	Infrastructure	Water	Buildings	Environmental Services	Energy & Resources
Canada
Morrison Hershfield Group Inc. (Morrison Hershfield)	February 2024	Markham, Ontario	950	●	●	●	●
United States
Morrison Hershfield	February 2024	Atlanta, Georgia	200	●		●	●
Page Southerland Page, LLC. (Page)	July 2025	Washington, DC	1,400			●
Global
ZETCON Ingenieure GmbH (ZETCON)	January 2024	Bochum, Germany	645	●
Hydrock Holdings Limited (Hydrock)	April 2024	Bristol, England	950	●		●		●
Kallan Sustainable Holdings Limited and Ryan Hanley Limited (Ryan Hanley)	April 2025	Galway, Ireland	150		●
Cosgroves Group Limited (Cosgroves)	June 2025	Christchurch, New Zealand	90			●

Management's Discussion and Analysis
December 31, 2025	M-4	Stantec Inc.

2025 Financial Highlights

	Year Ended Dec 31
	2025		2024		2023
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	8,144.2	125.4%	7,500.0	127.8%	6,479.6	127.9%
Net revenue	6,494.8	100.0%	5,866.6	100.0%	5,066.2	100.0%
Direct payroll costs	2,965.8	45.7%	2,670.9	45.5%	2,321.5	45.8%
Project margin	3,529.0	54.3%	3,195.7	54.5%	2,744.7	54.2%
Administrative and marketing expenses	2,457.5	37.8%	2,286.1	39.0%	1,965.3	38.8%
Depreciation of property and equipment	70.6	1.1%	67.7	1.2%	59.9	1.2%
Depreciation of lease assets	133.6	2.1%	127.1	2.2%	121.7	2.4%
Net impairment of lease assets and property and equipment	6.0	0.1%	34.9	0.6%	0.3	—%
Amortization of intangible assets	147.5	2.3%	123.8	2.1%	102.0	2.0%
Net interest expense and other net finance expense	102.0	1.6%	104.4	1.8%	93.0	1.8%
Other income	(18.2)	(0.4%)	(13.6)	(0.4)%	(5.2)	1.7%
Income taxes	150.6	2.3%	103.8	1.8%	91.2	1.8%
Net income	479.4	7.4%	361.5	6.2%	316.5	6.2%
Basic and diluted earnings per share (EPS)	4.20		3.17		2.85
Adjusted EBITDA (note)	1,143.7	17.6%	980.3	16.7%	831.0	16.4%
Adjusted net income (note)	604.4	9.3%	504.3	8.6%	408.4	8.1%
Adjusted EPS (note)	5.30		4.42		3.67
Dividends declared per common share	0.90		0.84		0.78
Total assets	7,956.9		6,956.1		5,766.3
Total long-term debt	1,818.3		1,383.5		1,098.2
note: Adjusted EBITDA, adjusted net income, and adjusted EPS are non-IFRS measures (discussed in the Definitions section).

We achieved record diluted earnings per share of $4.20 and adjusted earnings per share of $5.30, each an all-time high with respective increases of 32.5% and 19.9% compared to 2024. Record earnings reflect a very strong year of net revenue growth and operational performance.
•Net revenue increased 10.7%, or $628.2 million, to $6.5 billion compared to 2024, primarily driven by 5.0% organic growth and 3.9% acquisition growth. We achieved organic growth in all of our regional and business operating units, most notably in Water where organic growth was driven to 10.7%.
•Project margin increased $333.3 million, or 10.4%, to $3.5 billion as a result of net revenue growth and solid project execution. As a percentage of net revenue, project margin decreased slightly by 20 basis points from 2024 to 54.3% as a result of changes in project mix and remained in line with our expected range.
•Adjusted EBITDA increased $163.4 million, or 16.7%, to $1,143.7 million. Adjusted EBITDA margin increased by 90 basis points from 2024 to 17.6%. The increase in margin primarily reflects lower administrative and marketing expenses as a percentage of net revenue, mainly due to our continued discipline in the management of operations and higher utilization.
•Net income and diluted EPS achieved record highs in 2025. Net income increased 32.6%, or $117.9 million, to $479.4 million, and diluted EPS increased 32.5%, or $1.03, to $4.20, mainly due to increases in net revenue, and as a percentage of net revenue, a 120 basis point reduction in administrative and marketing expenses, partly offset by higher amortization of intangible assets as a result of our recent acquisitions and income taxes. As well, the non-cash impairment charge from our real estate optimization strategy of $6.0 million was lower compared to $34.9 million in 2024.
•We exceeded our real estate optimization objectives outlined in our 2024-2026 Strategic Plan and drove approximately $0.17 of incremental adjusted EPS savings while reducing our footprint by 11.4% relative to our 2023 baseline.

Management's Discussion and Analysis
December 31, 2025	M-5	Stantec Inc.

•Adjusted net income increased 19.8%, or $100.1 million, to a record high of $604.4 million, representing 9.3% of net revenue, increasing 70 basis points compared to last year. Adjusted EPS increased 19.9%, or $0.88, to $5.30.
•Contract backlog increased to $8.6 billion, achieving a 9.5% increase from December 31, 2024, which included 8.1% acquisition growth and 3.6% organic growth. Notably, our acquisition of Page contributed to over 30% backlog growth in our Buildings business. Additionally, we achieved organic growth in all of our regions, including double digit growth of 14.2% in our Global region. Contract backlog represents approximately 13 months of work.
•Net debt to adjusted EBITDA was 1.3x at December 31, 2025—within our internal range of 1.0x to 2.0x.
•Operating cash flows increased 43.1% from $603.1 million to $862.9 million, reflecting continued strong cash flow generation through revenue growth, operational performance, and strong working capital management.
•Free cash flow to net income is 1.3x, above our target of 1.0x.
•Days sales outstanding was 69 days at December 31, 2025, a substantive improvement of 8 days compared to the prior year due to excellence in working capital management, and well under our target of 80 days.
•On February 25, 2026, our Board of Directors declared a dividend of $0.245 per share, payable on April 15, 2026, to shareholders of record on March 31, 2026.

Management's Discussion and Analysis
December 31, 2025	M-6	Stantec Inc.

2025 Fourth Quarter Highlights

	Quarter Ended Dec 31
	2025		2024
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	2,115.8	129.0%	1,959.5	132.5%
Net revenue	1,639.7	100.0%	1,478.4	100.0%
Direct payroll costs	746.8	45.5%	665.0	45.0%
Project margin	892.9	54.5%	813.4	55.0%
Administrative and marketing expenses	631.2	38.5%	590.3	39.9%
Depreciation of property and equipment	16.8	1.0%	17.3	1.2%
Depreciation of lease assets	35.0	2.1%	31.9	2.2%
Net impairment of lease assets and property and equipment	7.7	0.5%	4.3	0.3%
Amortization of intangible assets	51.7	3.2%	24.3	1.6%
Net interest expense and other net finance expense	30.9	1.9%	25.9	1.8%
Other income	(2.5)	(0.1%)	(6.7)	(0.5%)
Income taxes	28.2	1.7%	28.1	1.9%
Net income	93.9	5.7%	98.0	6.6%
Basic and diluted EPS	0.82		0.86
Adjusted EBITDA (note)	283.5	17.3%	246.5	16.7%
Adjusted net income (note)	142.8	8.7%	126.2	8.5%
Adjusted EPS (note)	1.25		1.11
Dividends declared per common share	0.225		0.210
note: Adjusted EBITDA, adjusted net income, and adjusted EPS are non-IFRS measures (discussed in the Definitions section).

Our fourth quarter results include robust net revenue growth of 10.9%, strong operational performance, and solid earnings, achieving diluted earnings per share of $0.82 and adjusted earnings per share of $1.25.
•Net revenue increased 10.9%, or $161.3 million, to $1.6 billion, driven by 6.5% acquisition growth and 3.9% organic growth. We achieved organic growth in all of our regional operating units, and notably our Water business drove organic growth to 10.1%.
•Project margin increased 9.8%, or $79.5 million, and decreased 50 basis points as a percentage of net revenue from 55.0% to 54.5%, remaining in line with expected ranges. Project margins as a percentage of net revenue decreased primarily due to higher project recoveries and change order approvals in the comparative quarter.
•Adjusted EBITDA increased 15.0%, or $37.0 million, to $283.5 million. Adjusted EBITDA margin increased by 60 basis points over Q4 2024 to 17.3%, primarily reflecting lower administrative and marketing expenses as a percentage of net revenue, mainly due to higher utilization and our continued discipline in the management of operations.
•Net income decreased 4.2%, or $4.1 million, to $93.9 million and diluted EPS decreased 4.7% to $0.82, mainly due to higher amortization of intangible assets as a result of our recent acquisitions, partly offset by increases in net revenue and, as a percentage of net revenue, lower administrative and marketing expenses.
•Adjusted net income increased 13.2%, or $16.6 million, to $142.8 million, representing 8.7% of net revenue, up 20 basis points compared to Q4 2024. Adjusted EPS increased 12.6%, or $0.14, to $1.25.

Management's Discussion and Analysis
December 31, 2025	M-7	Stantec Inc.

Reconciliation of Non-IFRS Financial Measures

	Year Ended Dec 31,			Quarter Ended Dec 31,
(In millions of Canadian dollars, except per share amounts)	2025	2024	2023	2025	2024
Net income	479.4	361.5	316.5	93.9	98.0
Add back (deduct):
Income taxes	150.6	103.8	91.2	28.2	28.1
Net interest expense	100.2	103.6	91.0	30.4	25.6
Net impairment of lease assets and property and equipment (note 1)	10.6	41.7	0.1	11.1	6.8
Depreciation and amortization	351.7	318.6	283.6	103.5	73.5
Unrealized (gain) loss on equity securities	(5.7)	(6.1)	(10.5)	(2.5)	1.0
Acquisition, integration, and restructuring costs (note 4)	56.9	64.2	59.1	18.9	20.5
Gain on sale of intangible asset	—	(7.0)	—	—	(7.0)
Adjusted EBITDA	1,143.7	980.3	831.0	283.5	246.5

	Year Ended Dec 31,			Quarter Ended Dec 31,
(In millions of Canadian dollars, except per share amounts)	2025	2024	2023	2025	2024
Net income	479.4	361.5	316.5	93.9	98.0
Add back (deduct) after tax:
Net impairment of lease assets and property and equipment (note 1)	8.0	32.4	0.1	8.4	5.3
Amortization of intangible assets related to acquisitions (note 2)	78.1	69.9	52.6	27.9	11.7
Unrealized (gain) loss on equity securities (note 3)	(4.4)	(4.7)	(8.1)	(1.9)	0.8
Acquisition, integration, and restructuring costs (note 4)	43.3	50.7	47.3	14.5	15.9
Gain on sale of intangible asset (note 5)	—	(5.5)	—	—	(5.5)
Adjusted net income	604.4	504.3	408.4	142.8	126.2
Weighted average number of shares outstanding - diluted	114,066,995	114,066,995	111,228,491	114,066,995	114,066,995
Adjusted earnings per share	5.30	4.42	3.67	1.25	1.11
See the Definitions section for our discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.
note 1: The net impairment of lease assets and property and equipment includes onerous contracts associated with the impairment for the year ended December 31, 2025 of $4.6 (2024 - $6.8; 2023 - $(0.2)) and for the quarter ended December 31, 2025 of $3.4 (2024 - $2.5). For the year ended December 31, 2025, this amount is net of tax of $2.6 (2024 - $9.3; 2023 - nil). For the quarter ended December 31, 2025, this amount is net of tax of $2.7 (2024 - $1.5).
note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the year ended December 31, 2025, this amount is net of tax of $24.5 (2024 - $20.1; 2023 - $15.3). For the quarter ended December 31, 2025, this amount is net of tax of $8.6 (2024 - $3.4).
note 3: For the year ended December 31, 2025, this amount is net of tax of $(1.3) (2024 - $(1.4)); 2023 - $(2.4)). For the quarter ended December 31, 2025, this amount is net of tax of $(0.6) (2024 - $0.2).
note 4: The add back of certain administrative and marketing costs and depreciation primarily related to acquisition and integration expenses associated with our acquisitions and restructuring costs. For the year ended December 31, 2025, this amount is net of tax of $13.6 (2024 - $14.5; 2023 - $13.3). For the quarter ended December 31, 2025, this amount is net of tax of $4.4 (2024 - $4.5).
note 5: For the year and quarter ended December 31, 2025, this amount is net of tax of nil (2024 - (1.5); 2023 - nil).

Management's Discussion and Analysis
December 31, 2025	M-8	Stantec Inc.

2025 Financial Targets
In our 2024 Annual Report, we provided our annual targets for 2025 on page M-10. Based on the strength of our financial performance and outlook for the balance of the year, we revised and narrowed certain targets contained within our 2025 guidance in both our Q2 and Q3 2025 Interim Reports.

We achieved or exceeded our targets for all measures in 2025. For further details regarding our overall annual performance, refer to the Financial Performance section.

(In millions of Canadian dollars, unless otherwise stated)	2025 Annual Range	2025 Results
Targets
Net revenue growth	10% to 12%	10.7%
Adjusted EBITDA as % of net revenue (note)	17.2% to 17.5%	17.6%
Adjusted net income as % of net revenue (note)	above 8.8%	9.3%
Adjusted EPS growth (note)	18.5% to 21.5%	19.9%
Adjusted ROIC (note)	above 12.5%	12.9%
Other expectations
Effective tax rate (without discrete transactions)	23.5% to 24.5%	23.9%
Earnings pattern	42% to 47% in Q1 and Q4	46%
	53% to 58% in Q2 and Q3	54%
Capital expenditures as % of net revenue	1.5% to 2.0%	1.1%
Net debt to adjusted EBITDA (note)	1.0x to 2.0x	1.3
Days sales outstanding (note)	at or below 80 days	69
In setting our targets and guidance, we assumed an average value for the US dollar to be $1.36, GBP to be $1.84, and AU $0.90 in the fourth quarter 2025.
note: Adjusted EBITDA, adjusted net income, adjusted EPS, adjusted ROIC, and net debt to adjusted EBITDA are non-IFRS measures and days sales outstanding is a supplementary financial measure discussed in the Definitions section.

Management's Discussion and Analysis
December 31, 2025	M-9	Stantec Inc.

2026 Outlook
We operate in a dynamic global environment; however, the key demand drivers supporting our industry remain unchanged, while new trends and critical sector opportunities continue to emerge. Opportunities arising from aging infrastructure and urbanization, climate change and the need for resilience to extreme weather events, future technologies and associated energy requirements, advanced manufacturing, and resource security continue to drive growth in demand for our services.

Our 2026 targets are based on the assumption of continued public sector spending broadly aligned with currently announced programs and legislation, as well as increasing confidence and activity in the private sector.

2026 Annual Range
Targets
Net revenue growth	8.5% to 11.5%
Adjusted EBITDA as % of net revenue (note)	17.6% to 18.2%
Adjusted net income as % of net revenue (note)	at or above 9.5%
Adjusted EPS growth (note)	15% to 18%
Adjusted ROIC (note)	above 13%
Other expectations
Effective tax rate (without discrete transactions)	23% to 25%
Earnings pattern	42-47% in Q1 and Q4
53-58% in Q2 and Q3
Capital expenditures as % of net revenue	1.4% to 1.8%
Net debt to adjusted EBITDA (note)	1.0x to 2.0x
Days sales outstanding (note)	at or below 75
In setting our targets and guidance, we assumed an average value for the US dollar of $1.36, GBP $1.85, and AU $0.90. For all other underlying assumptions, see page M-47.
note: Adjusted EBITDA, adjusted net income, adjusted EPS, adjusted ROIC, and net debt to adjusted EBITDA are non-IFRS measures and days sales outstanding is a supplementary financial measure discussed in the Definitions section.

We expect to achieve net revenue growth of 8.5% to 11.5% in 2026, with organic net revenue growth in the mid- to high-single digits, driven by strong demand across all geographic reporting segments and business units. Organic growth in the United States is expected to rebound to the mid- to high-single digits, supported by strong demand across all business lines. In Canada, we expect growth to continue in the mid- to high-single digits driven by public sector spending plans and continued demand in Energy & Resources. Lastly, Global is expected to maintain strong organic net revenue growth in the mid- to high-single digits, driven by continued high levels of activity in our Water business under the ongoing Asset Management Program and frameworks, strong demand in Energy & Resources, and positive demand fundamentals across other Global business units.

We anticipate adjusted EBITDA margin will continue to expand, reaching a record range of 17.6% to 18.2%. This improvement reflects strong project margins resulting from solid project execution, as well as continued discipline and enhanced strategies in the management of administration and marketing costs. These initiatives include the continued expansion of our high-value centers, optimization of digital strategies, and increased efficiencies from improved scale in certain key geographies. Adjusted EBITDA margin in the first and fourth quarters of 2026 is expected to be near or below the low end of this range due to normal seasonal factors in the northern hemisphere, offset by margins moving toward the higher end of the range, or above, in the second and third quarters as seasonal activity increases.

Overall, we expect to achieve an adjusted net income margin at or above 9.5% of net revenue, an adjusted ROIC greater than 13%, and to deliver 15% to 18% growth in adjusted EPS compared to 2025.

The above targets do not include any assumptions related to additional acquisitions, given the unpredictable nature of the timing and size of such transactions.

Management's Discussion and Analysis
December 31, 2025	M-10	Stantec Inc.

Financial Performance
The following sections outline specific factors that affected the results of our operations in 2025.

Gross and Net Revenue
While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

In 2025, we delivered net revenue of $6.5 billion and achieved a 10.7% net revenue increase compared to 2024. Net revenue growth reflects solid performance in all of our regional and business operating units, double-digit organic growth in our Water business, and solid contributions from our acquisitions of Page, Ryan Hanley, and Cosgroves. Public infrastructure spending and private investment continued to be key growth drivers in 2025, with strong demand across our water sectors and steady project work in our transportation sectors. Another key driver is the ongoing challenge to build climate resiliency and tackle resource security. The focus on Smart Cities and buildings, including hospitals, data centers, and other mission-critical facilities to meet the needs in the civic, healthcare, residential, and industrial markets, also continues to drive growth.

We generate over 75% of gross revenue in foreign currencies, primarily in US dollars, British pounds (GBP), and Australian (AU) dollars. Fluctuations in these currencies had a net $101.5 million positive impact on our net revenue results in 2025 compared to 2024, as further described below:
•The US dollar averaged $1.37 in 2024 and $1.40 in 2025—a 2.2% increase. The strengthened US dollar compared to the Canadian dollar had a positive effect on gross and net revenues.
•The GBP averaged $1.75 in 2024 and $1.84 in 2025—a 5.1% increase. The strengthened GBP compared to the Canadian dollar had a positive effect on gross and net revenues.
•The AU dollar averaged $0.90 in 2024 and 2025—remaining consistent with limited impact on gross and net revenues.

Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue in 2025 compared to 2024.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Gross Revenue by Reportable Segment
(In millions of Canadian dollars, except percentages)	2025	2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,811.0	1,665.5	145.5	11.4	n/a	134.1	8.0%
United States	4,451.6	4,113.6	338.0	222.8	84.9	30.3	0.7%
Global	1,881.6	1,720.9	160.7	70.3	50.9	39.5	2.3%
Total	8,144.2	7,500.0	644.2	304.5	135.8	203.9
Percentage growth			8.6%	4.1%	1.8%	2.7%

Management's Discussion and Analysis
December 31, 2025	M-11	Stantec Inc.

Net Revenue by Reportable Segment
(In millions of Canadian dollars, except percentages)	2025	2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,546.5	1,427.0	119.5	9.0	n/a	110.5	7.8%
United States	3,369.4	3,040.7	328.7	161.3	64.3	103.1	3.4%
Global	1,578.9	1,398.9	180.0	61.2	37.2	81.6	5.8%
Total	6,494.8	5,866.6	628.2	231.5	101.5	295.2
Percentage growth			10.7%	3.9%	1.8%	5.0%

Gross Revenue by Business Operating Unit
(In millions of Canadian dollars, except percentages)	2025	2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Infrastructure	2,088.0	2,040.0	48.0	15.0	37.2	(4.2)	(0.2%)
Water	1,739.7	1,567.6	172.1	19.0	34.6	118.5	7.6%
Buildings	1,970.2	1,661.7	308.5	262.7	25.5	20.3	1.2%
Environmental Services	1,518.3	1,491.7	26.6	0.4	25.1	1.1	0.1%
Energy & Resources	828.0	739.0	89.0	7.4	13.4	68.2	9.2%
Total	8,144.2	7,500.0	644.2	304.5	135.8	203.9
Percentage growth			8.6%	4.1%	1.8%	2.7%

Net Revenue by Business Operating Unit
(In millions of Canadian dollars, except percentages)	2025	2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	1,706.9	1,631.3	75.6	11.5	29.2	34.9	2.1%
Water	1,415.0	1,241.0	174.0	16.4	24.5	133.1	10.7%
Buildings	1,538.0	1,265.4	272.6	198.2	18.8	55.6	4.4%
Environmental Services	1,121.5	1,086.6	34.9	0.4	18.6	15.9	1.5%
Energy & Resources	713.4	642.3	71.1	5.0	10.4	55.7	8.7%
Total	6,494.8	5,866.6	628.2	231.5	101.5	295.2
Percentage growth			10.7%	3.9%	1.8%	5.0%

Canada
We achieved 8.4% net revenue growth in our Canadian operations, reflecting strong organic growth. We delivered robust growth in our Water and Energy & Resources businesses. Continued momentum on wastewater solution projects contributed to over 20% organic growth in Water, and consistent progress on major power-intensive industrial processes projects drove over 15% organic growth in Energy & Resources. Solid growth in Infrastructure was primarily spurred by land development projects in Alberta, airport sector projects in Quebec, and bridge sector work in eastern Canada. Public sector investment drove growth in Buildings, primarily in our civic market.

Management's Discussion and Analysis
December 31, 2025	M-12	Stantec Inc.

United States
Net revenue increased 10.8%, reflecting strong acquisition growth, continued organic growth, and to a lesser extent, positive foreign exchange impact. In Buildings, net revenue increased over 30%, primarily due to our acquisition of Page and net organic growth. Public and private investments across most of our sectors, particularly in mission critical, science and technology, and civic contributed to the organic growth in Buildings. Organic growth in Water was driven by large wastewater treatment projects. Organic growth in Environmental Services was primarily driven by our energy transition, mining, and infrastructure sectors, as well as continued work for a large utility provider.

Global
In our Global operations, we achieved net revenue growth of 12.9%, reflecting strong organic and acquisition growth, and to a lesser extent, positive foreign exchange impacts. Our industry-leading Water business continued to deliver consecutive double-digit organic growth through long-term framework agreements and public sector investment in water infrastructure across the UK, Australia, and New Zealand. The ramp up of projects in Chile and Peru drove strong growth in Energy & Resources as the growing need for energy-transition solutions continued to drive demand in mining for copper. We also achieved double-digit organic growth in our German Infrastructure business due to momentum on a major public sector electrical transmission project and increased volume on transit and rail projects. Partly offsetting growth was a retraction in our Buildings business due to the wind down of several significant projects, and an overall softening in Australia's market conditions affecting non-water business lines.

Backlog
We define “backlog” as the total value of all contracts that have been awarded less the total value of work completed on these contracts as of the reporting date. Our backlog equates to our remaining performance obligations that are unsatisfied (or partially satisfied) at the end of the reporting period, as reported under IFRS Accounting Standards.

Our contract backlog grew 9.5% or $746.3 million to $8.6 billion at December 31, 2025, compared to 2024, and represents approximately 13 months of work. Acquisitions completed in 2025 contributed to growth of 8.1% or $637.1 million, primarily within Buildings. Organic growth was achieved in all regions, most notably in Global with double-digit growth of 14.2%, and in our Water and Buildings businesses.Our US backlog remains at a robust level, however slower procurement cycles in the public sector led to certain project delays and contributed to slower growth.

(In millions of Canadian dollars, except percentages)	Dec 31, 2025	Dec 31, 2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,760.5	1,687.1	73.4	—	n/a	73.4	4.4%
United States	5,127.5	4,722.6	404.9	611.9	(215.8)	8.8	0.2%
Global	1,682.2	1,414.2	268.0	25.2	41.8	201.0	14.2%
Total	8,570.2	7,823.9	746.3	637.1	(174.0)	283.2
Percentage growth			9.5%	8.1%	(2.2%)	3.6%

Major Project Awards
We continue to secure major projects across various sectors, demonstrating our expertise and commitment to delivering solutions for clients. Our strategic partnerships facilitated growth and expansion across the regions we serve and led to a number of impactful opportunities.

Canada
The Buildings team has secured a design-build contract with PCL for Defence Construction Canada’s multi-mission aircraft maintenance hangar at Canadian Forces Base 14 Wing in Greenwood, Nova Scotia. The Infrastructure team has been awarded a design contract for the Bradford Bypass project in the Greater Toronto Area, a new 16.3-kilometre controlled access freeway, reducing traffic congestion in one of the fastest growing regions in North America. Stantec will be responsible for project management, environmental assessment, and the engineering of highways, bridges, drainage, electrical, pavements, and foundations. The Environmental Services team was awarded the next phase of work supporting several technical scopes for LNG Canada operations following construction and commissioning of the project, including habitat effectiveness monitoring for both freshwater and marine environments,

Management's Discussion and Analysis
December 31, 2025	M-13	Stantec Inc.

air quality support including annual reporting and annual air quality modelling, and marine mammal monitoring programs.

United States
The Buildings team was selected by a confidential artificial intelligence organization to design the initial 300–350 megawatt phase of a data center campus, which has the potential to scale up to 1 gigawatt. Stantec’s scope includes buildings engineering, architectural design, automation and technology services, civil engineering, and substation design. The Infrastructure team won a competitive task order with New York’s Metropolitan Transportation Authority to develop, design, and support the procurement of contracts for Americans With Disabilities Act (“ADA”) transit station Design-Build projects that are scheduled for award in 2027. The Environmental Services team was selected to provide comprehensive environmental surveys and manage permitting for a 125-mile natural gas pipeline located in Tennessee. The Water team has been selected to deliver program and engineering support for the Cascade Supply Program (CSP) in Bellevue, Washington, connecting Cascade’s member agencies to Tacoma’s water supply. With an estimated investment of $1.0 billion, this represents Cascade’s largest program to date. The CSP will prioritize major transmission pipeline segments before expanding to support infrastructure for improved water reliability.

Global
Stantec's Water team was named a preferred bidder to provide primary design for the multibillion-pound Scottish Water Enterprise, which is set to transform Scotland's water and wastewater networks. The Enterprise represents the largest investment program in Scottish Water's history, aiming to upgrade public assets to improve drinking water quality, boost water resilience, and safeguard the environment. In New South Wales, Australia, Stantec’s Water team was selected to support the North West Treatment Hub Growth Program Alliance, delivering upgrades to the Hub’s water resource recovery facilities and supporting the region’s rapid population growth. Also in Australia, the Infrastructure team was awarded master plan review, business plan inputs, and subdivision design for Kenny Estate, owned by Suburban Land Agency. The Energy & Resources team was selected by a global mining company to complete a definition phase study for a tailings management facility in Chile, supporting a copper cathodes mine.

Project Margin
Project margin is calculated as net revenue minus direct payroll costs. Direct payroll costs include salaries and related fringe benefits for labor hours directly associated with completing projects. Labor costs and related fringe benefits for labor hours not directly associated with completing projects are included in administrative and marketing expenses.

In general, project margin fluctuations depend on the particular mix of projects in progress and on project execution. The fluctuations reflect our business model, which is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle.

Project margin increased $333.3 million, or 10.4%. As a percentage of net revenue, project margin slightly decreased by 20 basis points to 54.3% and remained in line with our expectations. Net revenue growth driven by strong public and private investments contributed to project margin increases. As a percentage of net revenue, the decrease in project margin is due to a change in project mix in in the United States.

Project Margin by Reportable Segment
	2025		2024
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Canada	829.3	53.6%	756.7	53.0%
United States	1,850.4	54.9%	1,686.1	55.5%
Global	849.3	53.8%	752.9	53.8%
Total	3,529.0	54.3%	3,195.7	54.5%

Management's Discussion and Analysis
December 31, 2025	M-14	Stantec Inc.

Project Margin by Business Operating Unit
	2025		2024
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Infrastructure	914.8	53.6%	869.1	53.3%
Water	768.5	54.3%	687.3	55.4%
Buildings	822.5	53.5%	684.3	54.1%
Environmental Services	640.2	57.1%	618.1	56.9%
Energy & Resources	383.0	53.7%	336.9	52.5%
Total	3,529.0	54.3%	3,195.7	54.5%

In Canada, project margin increased $72.6 million to $829.3 million, and as a percentage of net revenue, project margin increased 60 basis points. A strong volume of higher margin work in Energy & Resources and Water contributed to project margin increases.

Project margin in the United States increased $164.3 million, and as a percentage of net revenue, decreased 60 basis points to 54.9%. The decrease in project margin as a percentage of net revenue was driven by a change in project mix in Water and Buildings. As well, certain project recoveries in Buildings also contributed to margin increases in 2024.

Project margin in our Global operations increased $96.4 million to $849.3 million and as a percentage of net revenue remained consistent at 53.8%. Project recoveries in our Energy & Resources business was offset by a decrease in project margin in Water due to a shift in project mix.

Administrative and Marketing Expenses
Administrative and marketing expenses fluctuate year to year due to the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress during the period, business development activities, and integration activities resulting from acquisitions. In the months after completing an acquisition, staff time charged to administration and marketing is generally higher as a result of integration activities, including training on newly integrated systems and orienting newly acquired staff. Our operations generally incur higher administrative and marketing expenses in the first and fourth quarters as a result of the holiday season and seasonal weather conditions in the northern hemisphere, which, in turn, results in lower staff utilization.

Administrative and marketing expenses were $2,457.5 million in 2025 compared to $2,286.1 million in 2024 and decreased as a percentage of net revenue to 37.8% from 39.0%. Our disciplined management of operations and higher utilization resulted in lower administrative and marketing costs as a percentage of net revenue. Partly offsetting the decreases were slightly higher provisions for claim estimates and software costs that were incurred as part of our investment effort to support growth.

Amortization of Intangible Assets
The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives of 10 years and contract backlog is amortized over an estimated useful life of 1 to 3 years. Consequently, the impact of amortization can be significant in the reporting periods following an acquisition.

Amortization of intangible assets increased $23.7 million in 2025 compared to 2024 as a result of recent acquisitions completed, including acquisitions in 2025 which added intangible assets of $192.9 million to client relationships and $61.5 million to contract backlog.

Net Impairment of Lease Assets and Property and Equipment
As part of the objectives outlined in our 2024-2026 Strategic Plan and acquisition integration activities, we continuously review our real estate lease portfolio for subleasing opportunities of certain underutilized office spaces. Consequently, we recorded a non-cash net impairment charge of $6.0 million in 2025 for various leased office spaces, primarily in our US operations. In 2024, we recorded an impairment charge of $34.9 million for various leased office spaces.

Management's Discussion and Analysis
December 31, 2025	M-15	Stantec Inc.

Net Interest Expense and Other Net Finance Expense
Net interest expense and other net finance expense decreased $2.4 million in 2025 compared to 2024. The decrease was primarily due to lower interest rates on our revolving credit and term loan facilities, partly offset by higher overall net debt in the year to fund our acquisitions.

Other Income
Other income increased $4.6 million in 2025 compared to 2024, primarily due to a net increase in gains on our investments held for self-insured liabilities.

Income Taxes
Our effective income tax rate increased to 23.9% in 2025 compared to 22.3% in 2024, due to the mix of earnings from the various jurisdictions we operate in and moderating impacts on tax planning strategies.

Fourth Quarter Results
The following sections outline specific factors that affected the results of our operations in Q4 2025 vs Q4 2024.

Gross and Net Revenue

Net revenue grew 10.9% in Q4 2025 compared to Q4 2024, driven largely by strong acquisition and organic growth.

Gross Revenue by Reportable Segment
(In millions of Canadian dollars, except percentages)	Q4 2025	Q4 2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Canada	439.9	435.7	4.2	—	n/a	4.2	1.0%
United States	1,181.5	1,069.6	111.9	116.3	(1.6)	(2.8)	(0.3%)
Global	494.4	454.2	40.2	10.3	12.9	17.0	3.7%
Total	2,115.8	1,959.5	156.3	126.6	11.3	18.4
Percentage growth			8.0%	6.5%	0.6%	0.9%

Net Revenue by Reportable Segment
(In millions of Canadian dollars, except percentages)	Q4 2025	Q4 2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	381.1	361.1	20.0	—	n/a	20.0	5.5%
United States	856.9	755.3	101.6	86.5	(0.4)	15.5	2.1%
Global	401.7	362.0	39.7	9.0	8.2	22.5	6.2%
Total	1,639.7	1,478.4	161.3	95.5	7.8	58.0
Percentage growth			10.9%	6.5%	0.5%	3.9%

Management's Discussion and Analysis
December 31, 2025	M-16	Stantec Inc.

Gross Revenue by Business Operating Unit
(In millions of Canadian dollars, except percentages)	Q4 2025	Q4 2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Infrastructure	512.6	519.3	(6.7)	—	4.5	(11.2)	(2.2%)
Water	439.1	399.3	39.8	6.9	3.3	29.6	7.4%
Buildings	548.1	434.6	113.5	119.7	1.1	(7.3)	(1.7%)
Environmental Services	397.2	402.4	(5.2)	—	1.3	(6.5)	(1.6%)
Energy & Resources	218.8	203.9	14.9	—	1.1	13.8	6.8%
Total	2,115.8	1,959.5	156.3	126.6	11.3	18.4
Percentage growth			8.0%	6.5%	0.6%	0.9%

Net Revenue by Business Operating Unit
(In millions of Canadian dollars, except percentages)	Q4 2025	Q4 2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth
Infrastructure	409.2	404.5	4.7	—	3.5	1.2	0.3%
Water	350.8	311.8	39.0	5.8	1.7	31.5	10.1%
Buildings	424.1	320.1	104.0	89.7	0.9	13.4	4.2%
Environmental Services	276.0	275.0	1.0	—	1.1	(0.1)	—%
Energy & Resources	179.6	167.0	12.6	—	0.6	12.0	7.2%
Total	1,639.7	1,478.4	161.3	95.5	7.8	58.0
Percentage growth			10.9%	6.5%	0.5%	3.9%

Net revenue from our Canada operations increased organically by 5.5% in Q4 2025 compared to Q4 2024, driven by double-digit organic growth in Water and Energy & Resources and solid organic growth in Buildings.

Net revenue from our United States operations grew by 13.5% compared to Q4 2024, primarily in Buildings, driven by acquisition growth of 11.5% and organic growth of 2.1%. Organic growth in the US was impacted by slower procurement cycles persisting in the public sector in the near term and elevated caution in the private sectors, particularly for larger projects, which continued longer than expected.

Our Global operations generated net revenue growth of 11.0% in Q4 2025, primarily in Water, driven by organic growth of 6.2% and acquisition growth of 2.5%.

Management's Discussion and Analysis
December 31, 2025	M-17	Stantec Inc.

Project Margin

Project margin increased $79.5 million in the quarter but decreased 50 basis points as a percentage of net revenue compared to Q4 2024, primarily due to higher project recoveries and change order approvals in the comparative period.

Project Margin by Reportable Segment
	Q4 2025		Q4 2024
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Canada	204.1	53.6%	189.7	52.5%
United States	468.5	54.7%	429.9	56.9%
Global	220.3	54.8%	193.8	53.5%
Total	892.9	54.5%	813.4	55.0%

Project Margin by Business Operating Unit
	Q4 2025		Q4 2024
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Infrastructure	218.7	53.4%	217.1	53.7%
Water	192.9	55.0%	173.3	55.6%
Buildings	225.6	53.2%	172.5	53.9%
Environmental Services	158.7	57.5%	161.1	58.6%
Energy & Resources	97.0	54.0%	89.4	53.5%
Total	892.9	54.5%	813.4	55.0%

Overall, project margin increased as a result of higher net revenue from acquisitions and organic growth. In Canada, project margin as a percentage of net revenue was higher primarily due to a strong volume of higher margin projects in Energy & Resources and Water. Higher project recoveries and change order approvals in the comparative quarter contributed to project margin decreases as a percentage of net revenue in the United States. In Global, solid project execution and project mix, particularly in Buildings and Infrastructure, contributed to the increase in project margin.

Other
Administrative and marketing expenses were $631.2 million in Q4 2025 compared to $590.3 million in Q4 2024, and as a percentage of net revenue decreased 140 basis points to 38.5% in Q4 2025, primarily due to higher utilization and our disciplined management of operations. Amortization of intangible assets was higher due to acquisitions.

Our effective income tax rate in Q4 2025 was 23.1% compared to a rate of 22.3% in Q4 2024. The Q4 2025 quarterly rate decreased compared to our annual effective tax rate of 23.9% because of certain true-up estimates and adjustments recognized in the quarter.

Management's Discussion and Analysis
December 31, 2025	M-18	Stantec Inc.

Quarterly Trends
The following is a summary of our quarterly operating results for the last two fiscal years.

	2025				2024
(In millions of Canadian dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross revenue	2,115.8	2,140.5	1,964.3	1,923.6	1,959.5	1,929.4	1,889.7	1,721.4
Net revenue	1,639.7	1,705.4	1,596.7	1,553.0	1,478.4	1,524.8	1,493.3	1,370.1
Net income	93.9	150.0	135.4	100.1	98.0	103.2	83.2	77.1
Diluted earnings per share	0.82	1.32	1.19	0.88	0.86	0.90	0.73	0.68
Adjusted net income (note)	142.8	174.1	154.7	132.8	126.2	147.9	127.2	103.0
Adjusted EPS (note)	1.25	1.53	1.36	1.16	1.11	1.30	1.12	0.90
note: Adjusted net income and adjusted EPS are non-IFRS measures and are further discussed in the Definitions section.
Quarterly EPS and adjusted EPS are not additive and may not equal the annual diluted EPS reported.

The table below compares quarters, summarizing the impact of organic and acquisition growth, and foreign exchange on net revenue:

	Q4 2025	Q3 2025	Q2 2025	Q1 2025
	vs.	vs.	vs.	vs.
(In millions of Canadian dollars)	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Increase in net revenue due to:
Organic growth	58.0	84.8	71.8	80.6
Acquisition growth	95.5	79.7	12.4	43.9
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	7.8	16.1	19.2	58.4
Total increase in net revenue	161.3	180.6	103.4	182.9

We experience variability in our results of operations from quarter to quarter due to the nature of the industries and geographic locations we operate in. In the first and fourth quarters, we see slowdowns related to winter weather conditions and holiday schedules. The increase in net revenue in each of the 2025 quarters compared to the same periods in 2024 reflects organic growth, acquisition growth from revenues contributed from acquisitions completed in the last twelve months, and foreign exchange impacts. (See additional information about operating results in our MD&A for each respective quarter.)

Management's Discussion and Analysis
December 31, 2025	M-19	Stantec Inc.

Statements of Financial Position
The following highlights the major changes to our assets, liabilities, and equity from December 31, 2024 to December 31, 2025.

(In millions of Canadian dollars)	Dec 31, 2025	Dec 31, 2024
Total current assets	2,790.8	2,549.0
Property and equipment	308.4	299.0
Lease assets	545.4	474.3
Goodwill	3,221.8	2,712.5
Intangible assets	594.5	427.0
Net employee defined benefit asset	87.4	75.0
Deferred tax assets	115.4	119.3
Other assets	293.2	300.0
Total assets	7,956.9	6,956.1

Current portion of lease liabilities	113.6	113.6
Current portion of long-term debt	291.0	175.0
Current portion of provisions	46.5	66.4
All other current liabilities	1,814.9	1,624.0
Total current liabilities	2,266.0	1,979.0
Lease liabilities	585.4	528.6
Long-term debt	1,527.3	1,208.5
Provisions	191.2	167.9
Net employee defined benefit liability	18.9	22.4
Deferred tax liability	72.6	63.6
Other liabilities	55.1	41.0
Equity	3,240.4	2,945.1
Total liabilities and equity	7,956.9	6,956.1

Refer to the Liquidity and Capital Resources section for an explanation of the changes in current assets and current liabilities and the Shareholders’ Equity section for an explanation of the changes in equity.

The carrying amounts of assets and liabilities for our US operations and certain other global subsidiaries on our consolidated statements of financial position decreased, primarily due to the weakening of the US dollar relative to the Canadian dollar, partially offset by the strengthening of the British pound and Australian dollar relative to the Canadian dollar. Other factors that impacted our long-term assets and liabilities are indicated below.

The acquisition of Page, Cosgroves, and Ryan Hanley increased goodwill by $553.5 million, intangible assets by $278.1 million, lease assets by $103.1 million, property and equipment by $22.4 million, and lease liabilities by $109.0 million. These values are based on a preliminary purchase price allocation and are pending a final determination of the fair value of the assets and liabilities acquired. The final allocation may differ from the preliminary allocation.

Partly offsetting the impact of acquisitions was a decrease to deferred tax assets due to changes to the treatment of research and experimentation expenditures in the US under the "One Big Beautiful Bill Act" (Bill), which was signed into law on July 4, 2025, and deferred tax liabilities increased due to the timing and deductibility of temporary items, for a combined decrease in the net asset position of $12.9 million. Additional decreases to long-term assets include depreciation and amortization expenses related to property and equipment, lease assets and intangible assets, partly offset by respective additions and modification.

Management's Discussion and Analysis
December 31, 2025	M-20	Stantec Inc.

Net employee defined benefit asset increased $12.4 million and net employee defined benefit liability decreased $3.5 million, for a combined increase in the net asset position of $15.9 million to a net asset of $68.5 million compared to $52.6 million in 2024. The increase in the net asset position resulted largely from remeasurement gains and contributions made in the year.

Total long-term debt increased $434.8 million due to the issuance of $425 million in senior unsecured notes and increases to notes payable, primarily to finance our 2025 acquisitions, partly offset by repayments made on our revolving credit facility. Lease liabilities also increased due to additions and modifications, partly offset by lease payments and interest accretion.

Goodwill
In accordance with our accounting policies (described in note 4 of our 2025 audited consolidated financial statements), we conduct a goodwill impairment test annually as at October 1 or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31.

Our Cash Generating Units (CGUs) are identified by considering the interdependence of cash flows between different geographic locations and how management monitors the operations. As such, we define our CGUs as follows: Canada, US, Asia/Pacific, Latin America, UK/Europe/Middle East, and Germany. As goodwill is not monitored at a level lower than our operating segments, four of our CGUs (Asia/Pacific, Latin America, UK/Europe/Middle East, and Germany) are grouped into Global for the purpose of allocating goodwill and testing impairment.

On October 1, 2025, we performed our annual goodwill impairment test. We estimate the recoverable amount by using the fair value less costs of disposal approach. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of our CGUs, given the necessity of making key economic assumptions about the future.

As at October 1, 2025, we concluded that recoverable amounts of our Canada and US CGUs exceeded their carrying amounts and no reasonably possible change in any of the key assumptions would have caused the carrying amount to exceed their respective recoverable amount. The recoverable amount of our Global group of CGUs exceeded its carrying amount by $176.0 million assuming terminal operating margins averaging 10.0%. Assuming all other assumptions remain the same, either the operating margin in all forecasted periods, including the terminal period, would need to decline by 100-basis points or the discount rate would need to increase by 100-basis points for our Global group of CGUs carrying amount to exceed its recoverable amount. (Key assumptions are described in note 12 of our 2025 audited consolidated financial statements and incorporated by reference in this MD&A.)

Management's Discussion and Analysis
December 31, 2025	M-21	Stantec Inc.

Liquidity and Capital Resources
We are able to meet our liquidity needs through various sources, including cash generated from operations; long- and short-term borrowings (further described in the Capital Management section); and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

Working Capital
The following table shows summarized working capital information as at December 31, 2025, compared to December 31, 2024:

(In millions of Canadian dollars, except ratios)	Dec 31, 2025	Dec 31, 2024
Current assets	2,790.8	2,549.0
Current liabilities	2,266.0	1,979.0
Working capital (note)	524.8	570.0
Current ratio (note)	1.23	1.29
note: See the Definitions section for our discussion of supplementary financial measures used.

The carrying amount of current assets and liabilities for our US operations and certain other global subsidiaries on our consolidated statements of financial position decreased, primarily due to the weakening of the US dollar relative to the Canadian dollar, partially offset by the strengthening of the British pound and Australian dollar relative to the Canadian dollar. Other factors that impacted our current assets and liabilities are indicated below.

Current assets increased primarily due to an increase in cash and deposits of $169.6 million (explained in the Cash Flows section), as well as a collective increase of $15.0 million in trade and other receivables, unbilled receivables, and contract assets, which included the impact of our 2025 acquisitions offset by strong collection efforts. In addition, income taxes recoverable increased due to the application of the new US Bill and timing of installment payments.

Our DSO (defined in the Definitions section) was 69 days at December 31, 2025, below our stated internal guideline and a substantive improvement of 8 days compared with December 31, 2024.

The increase in current liabilities was primarily related to the increase in trade and other payables resulting from acquisitions completed in 2025 and higher payables due to increased activities, the current portion of long-term debt (explained in the Statements of Financial Position section), and deferred revenue from acquisitions partly offset by the timing of billings.

Cash Flows

(In millions of Canadian dollars)	2025	2024	Change
Cash flows from operating activities	862.9	603.1	259.8
Cash flows used in investing activities	(534.1)	(605.0)	70.9
Cash flows used in financing activities	(139.5)	(152.1)	12.6

Management's Discussion and Analysis
December 31, 2025	M-22	Stantec Inc.

Cash flows from operating activities
Cash flows from operating activities were $862.9 million, which increased $259.8 million or 43.1% compared to 2024. The cash flow increase was due to continued strong revenue growth, operational performance excellence, and strong collection efforts, partly offset by the payment of higher tax installments as a result of higher earnings.

Cash flows used in investing activities
Cash flows used in investing activities were $534.1 million, a $70.9 million decrease compared to 2024. Net cash used to fund our acquisitions was $454.0 million compared to $555.0 million for acquisitions completed in 2024. Cash used to purchase property and equipment and intangible assets of $71.9 million was also lower compared to $99.0 million in 2024. Partly offsetting these reductions in the use of cash during 2025 was an increase of $44.3 million in net cash flows used in the purchase of investments held for self-insured liabilities from 2024.

Cash flows used in financing activities
Cash flows used in financing activities were $139.5 million, a $12.6 million decrease in net cash outflows compared to 2024. Net proceeds of $422.8 million were received from the issuance of senior unsecured notes during 2025 and used primarily to fund our business acquisitions. In addition, repayments made to reduce notes payable and other financing obligations decreased $18.4 million from 2024. These were offset by an increase in net repayments made to our revolving credit facilities and bank indebtedness of $396.2 million and lease liabilities of $25.4 million.

Capital Management
Our objective in managing Stantec’s capital is to provide sufficient capacity to cover normal operating and capital expenditures and to have flexibility for financing future growth. We focus our capital allocations on increasing shareholder value through funding accretive acquisitions in pursuit of our growth strategy while maintaining a strong balance sheet, repurchasing shares opportunistically, and managing dividend increases to our target payout ratio in a sustainable manner.

We manage our capital structure according to our internal guideline of maintaining a net debt to adjusted EBITDA (actual trailing twelve months) ratio of less than 2.0 to 1.0. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

(In millions of Canadian dollars, except ratios)	Dec 31, 2025	Dec 31, 2024
Current and non-current portion of long-term debt	1,818.3	1,383.5
Less: cash and cash equivalents	(398.1)	(228.5)
Bank indebtedness	29.6	17.1
Net debt	1,449.8	1,172.1
Shareholders' equity	3,240.4	2,945.1
Total capital managed	4,690.2	4,117.2
Adjusted EBITDA (note)	1,143.7	980.3
Net debt to adjusted EBITDA ratio (note)	1.3	1.2
note: See the Definitions section for our discussion of non-IFRS measures used.

At December 31, 2025, our net debt to adjusted EBITDA ratio was 1.3x, an increase from 1.2x at December 31, 2024. The higher ratio was primarily due to the timing of our strategic acquisitions in 2025 compared to the prior year, partly offset by the increase in free cash flow of 68.8% and adjusted EBITDA growth of 16.7%. We remained within our stated internal guideline throughout the year, providing additional capacity to fund future acquisition opportunities and growth initiatives.

Management's Discussion and Analysis
December 31, 2025	M-23	Stantec Inc.

Our credit facilities include:
•senior unsecured notes of $975 million;
•syndicated senior unsecured credit facilities of $1.5 billion, structured as a sustainability-linked loan, consisting of a revolving credit facility in the maximum of $1.2 billion and a term loan of $310 million (with access to additional funds of $600 million through an accordion feature);
•unsecured bilateral credit facilities, including a term facility of CA$100 million and a revolving facility of US$100 million; and
•an uncommitted unsecured multicurrency credit facility of £20 million and an overdraft facility of AU$5 million

We issued $425 million of senior unsecured notes on June 10, 2025 that mature on June 10, 2032. We amended our syndicated senior unsecured credit facilities on June 11, 2025, which increased the senior revolving credit facility from $800 million to $1.2 billion and extended its maturity date from June 27, 2029 to June 11, 2030. For our unsecured bilateral credit facilities, we renewed our CA$100 million term facility on June 25, 2025 to mature on June 26, 2026, and entered into a US$100 million revolving credit facility on July 15, 2025 to mature on July 15, 2027. The increase in our credit facilities reflects the growth in our operations and credit capacity and ensures we have the flexibility to capitalize on growth opportunities.

We are required to comply with certain covenants as part of our senior unsecured notes, syndicated senior credit facilities, and unsecured bilateral credit facilities. The key financial covenants include, but are not limited to, ratios that measure our debt relative to our profitability (as defined by the credit facilities agreement).

At December 31, 2025, $1,325.4 million was available in our credit facilities for future activities and we were in compliance with the covenants related to our credit facilities as at and throughout the year ended December 31, 2025.

Shareholders’ Equity
Shareholders’ equity increased $295.3 million from December 31, 2024. The increase in shareholders’ equity was mainly due to net income of $479.4 million earned in 2025, partly offset by other comprehensive loss of $81.3 million, primarily related to exchange differences on translation of our foreign subsidiaries, and $102.8 million in dividends declared.

Our Normal Course Issuer Bid (NCIB) on the TSX, which enabled us to repurchase up to 2,281,339 of our common shares during the period of December 13, 2024 to December 12, 2025, expired in December 2025. We also had an Automatic Share Purchase Plan with a broker that allowed the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods within certain pre-established parameters.

We believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the repurchase of outstanding common shares are an appropriate use of available Company funds. We did not repurchase any common shares during 2025 or 2024.

Other
Outstanding Share Data
Common share outstanding were 114,066,995 at December 31, 2025 and February 25, 2026.

Contractual Obligations
As part of our operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, lease arrangements, purchase and service obligations, and other obligations at December 31, 2025, on an undiscounted basis.

Management's Discussion and Analysis
December 31, 2025	M-24	Stantec Inc.

	Payment Due by Period
(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years
Debt	1,830.3	298.5	679.0	427.8	425.0
Interest on debt	238.2	61.0	87.9	61.4	27.9
Bank indebtedness	29.6	29.6	—	—	—
Lease liabilities	829.4	142.9	275.6	173.6	237.3
Variable lease payments and other lease obligations	336.7	58.1	96.4	73.7	108.5
Restoration	42.2	7.9	11.2	9.3	13.8
Purchase and service obligations	195.0	73.7	90.5	30.8	—
Other obligations	160.9	64.5	61.6	1.1	33.7
Total contractual obligations	3,662.3	736.2	1,302.2	777.7	846.2

For further information regarding the nature and repayment terms of our long-term debt, refer to the Cash Flows and Capital Management sections and notes 16 and 25 in our 2025 audited consolidated financial statements, incorporated by reference in this MD&A.

Our lease arrangements include non-cancellable rental payments for office space, vehicles, and other equipment. Purchase and service obligations include enforceable and legally binding agreements to purchase future goods and services. Other obligations include amounts payable under our Long-Term Incentive Plan and obligations for our end of employment benefit plans. Failure to meet the terms of our lease payment commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement. The above table does not include obligations to fund defined benefit pension plans, although we make regular contributions. Funding levels are monitored regularly and reset with triennial funding valuations performed for the pension plans’ board of trustees; the most recent were completed as at March 31, 2024. The Company expects to contribute approximately $7 million to the pension plans in 2026.

Off-Balance Sheet Arrangements
We issue letters of credits within our revolving credit facility and we have a separate facilities outside of our revolving credit facility that provide letters of credit. As at December 31, 2025, we had off-balance sheet financial arrangements relating to letters of credit under our revolving credit facility of $7.9 million and $111.7 million in aggregate letters of credit outside of our revolving credit facility. The letters of credit expire at various dates before October 2036, except for $53.9 million that have open-ended terms. These—including the guarantees of certain office rental obligations—were issued in the normal course of operations.

In the normal course of operations, our surety facilities allow for the issuance of bonds for certain types of project work. These bonds are intended to provide owners with financial security regarding the completion of their project in the event of default. At December 31, 2025, we have $37.4 million in bonds issued for our continuing operations expiring on completion of the associated projects. The estimated completion dates of these projects are before August 2029.

In the normal course of business, we also provide indemnifications and, in limited circumstances, surety bonds and guarantees. These are granted on commercially reasonable contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. We also indemnify our directors and officers against any and all claims or losses reasonably incurred in the performance of their service to Stantec to the extent permitted by law. These indemnifications may require us to compensate the counterparty for costs incurred through various events. The terms of these indemnifications and guarantees will vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay counterparties. Historically, we have not made any significant payments under such indemnifications or guarantees, and no amounts have been accrued in our consolidated financial statements with respect to these guarantees.

Management's Discussion and Analysis
December 31, 2025	M-25	Stantec Inc.

Financial Instruments and Market Risk
We hold total return swap (TRS) agreements with financial institutions to manage a portion of our exposure to changes in the fair value of our shares for certain cash-settled share-based payment obligations. The TRS agreements fix the impact that our share price has on the payments required to settle the obligations for cash-settled units.

These arrangements are further described in note 24 of our 2025 audited consolidated financial statements, incorporated by reference in this MD&A.

Market risk
We are exposed to various market factors that can affect our performance, primarily our currency and interest rates. Management is closely monitoring the impacts on our risk exposure and will adjust our risk management approach as necessary.

Credit risk
Our credit risk is highly diversified across clients, industries and geographies and our customers are primarily public sector entities and high-quality private clients. We limit our exposure to credit risk by placing our cash and cash equivalents in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. We mitigate risk associated with these bonds and equities through the overall quality and mix of our investment portfolio.

Foreign exchange risk
A significant portion of our revenue and expenses are in foreign currencies, primarily in US dollars, British pounds, and Australian dollars. As a result, our earnings, cash flows, and other comprehensive income are exposed to fluctuations resulting from foreign exchange rate variability. We minimize our exposure to foreign exchange fluctuations on translation of foreign-denominated assets and liabilities held in our Canadian, US, and other foreign subsidiaries by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward foreign currency contracts. Foreign exchange fluctuations arising from translating foreign subsidiaries are not hedged.

Interest rates
We are subject to interest rate cash flow risk to the extent that our credit and term loan facilities are based on floating interest rates. We are also subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds. The effect of a 1.0% increase or decrease in the interest rate on our credit and term loan facilities at December 31, 2025 (with all other variables held constant) would have decreased or increased net income by $3.4 million, respectively.

Price risk
We are subject to market price risk to the extent that our investments held for self-insured liabilities contain equity funds. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified. For our investments held for self-insured liabilities, the effect of a 5.0% increase or decrease in equity prices at December 31, 2025 (with all other variables held constant) would have increased or decreased net income by $3.2 million, respectively.

We are also exposed to changes in our share price arising from our cash-settled share-based payments as our obligation under these arrangements is based on the price of our shares. We have entered into TRS agreements to mitigate a significant portion of our exposure to this risk.

Related-Party Transactions
We have subsidiaries that are 100% owned and are consolidated in our financial statements. We also have agreements in place with several structured entities to provide various services, including architecture, engineering, planning, and project management. From time to time, we enter into transactions with associated companies and other entities pursuant to a joint arrangement. In 2025, total sales to our joint ventures were $207.3 million, and at December 31, 2025, receivables from our joint ventures were $30.0 million.

Management's Discussion and Analysis
December 31, 2025	M-26	Stantec Inc.

From time to time, we guarantee the obligations of a subsidiary or structured entity for lease agreements, service agreements, credit facility agreements, and obligations to a third party pursuant to an acquisition agreement. In addition, we may guarantee service agreements for associated companies, joint ventures, and joint operations. (Transactions with subsidiaries, structured entities, associated companies, joint ventures, and joint operations are further described in note 32 of our 2025 audited consolidated financial statements and are incorporated by reference in this MD&A.)

Key management personnel have authority and responsibility for planning, directing, and controlling the activities of our Company. Total compensation to key management personnel and directors recognized as an expense was $44.8 million in 2025 and $39.3 million in 2024.

Critical Accounting Developments, Estimates, and Measures
Accounting Developments
Recently Adopted
The following amendments and interpretations were effective January 1, 2025 or during 2025 and did not have a material impact on our consolidated financial statements.
•Lack of Exchangeability (Amendments to IAS 21)
•Guarantees Issued on Obligations of Other Entities (IFRIC agenda decision)
•Disclosures About Uncertainties in Financial Statements (IASB illustrative examples)

Future Adoptions
The list below includes issued standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective. We are currently considering the impact of adopting the standard and amendments on our consolidated financial statements and cannot reasonably estimate the effect at this time.
•IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1 Presentation of Financial Statements and will be accompanied by limited amendments to IAS 7 Statement of Cash Flows.
•Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

These standards, amendments, and interpretations are described in note 6 of our December 31, 2025, audited consolidated financial statements and are incorporated by reference in this MD&A.

Critical Accounting Estimates
The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires us to make various judgments, estimates, and assumptions. Note 5 of our December 31, 2025, audited consolidated financial statements outlines our significant accounting estimates and is incorporated by reference in this MD&A.

The accounting estimates discussed in our consolidated financial statements are considered particularly important because they require the most difficult, subjective, and complex management judgments. Accounting estimates are done for the following:
•Revenue and cost recognition on contracts
•Assessment of impairment of non-financial assets
•Fair values on business combinations
•Leases
•Provision for self-insured liabilities and claims
•Taxes, and
•Employee defined benefit plans

Uncertainties inherent in making assumptions and estimates regarding unknown future outcomes may result in significant differences between estimates and actual results. We believe that each of our assumptions and estimates is appropriate to the circumstances and represents the most likely future outcomes.

Management's Discussion and Analysis
December 31, 2025	M-27	Stantec Inc.

Unless otherwise specified in our discussion of specific critical accounting estimates, we expect no material changes in overall financial performance and financial statement line items to arise, either from reasonably likely changes in material assumptions underlying an estimate or within a valid range of estimates from which the recorded estimate was selected. In addition, we are not aware of trends, commitments, events, or uncertainties that can reasonably be expected to materially affect the methodology or assumptions associated with our critical accounting estimates, subject to items identified in the Risk Factors, Outlook, and Cautionary Note Regarding Forward-Looking Statements sections.

Materiality
We determine whether information is material based on whether we believe that a reasonable investor’s decision to buy, sell, or hold securities in our Company would likely be influenced or changed if the information was omitted, obscured, or misstated.

Definitions of Non-IFRS and Other Financial Measures
This MD&A includes references to and uses measures and terms that are not specifically defined in IFRS Accounting Standards and do not have any standardized meaning prescribed by IFRS Accounting Standards. These measures and terms are defined below. These non-IFRS and other financial measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Non-IFRS Financial Measures and Ratios

Adjusted Measures
We use several adjusted financial measures because we believe they are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance). These adjusted measures also provide supplemental measures of operating performance and improve comparability of operating results from one period to another, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS Accounting Standards financial measures. Unless otherwise noted, a reconciliation of these adjusted measures to the most directly comparable IFRS Accounting Standards measure is included on page M-8.

Adjusted EBITDA represents net income from continuing operations before interest expense, income taxes, depreciation of property and equipment, depreciation of lease assets, amortization of intangible assets, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and other adjustments for other specific items that are significant but are not reflective of our underlying operations. Specific items are subjective; however, we use our judgment and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted EBITDA as a measure of pre-tax operating cash flow. The most comparable IFRS Accounting Standards measure for adjusted EBITDA is net income.

Adjusted Net Income represents net income from continuing operations excluding the amortization of intangibles acquired through acquisitions, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and adjustments for other specific items that are significant but are not reflective of our underlying operations, all on an after-tax basis. Specific items are subjective; however, we use our judgment and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted net income as a measure of overall profitability. The most comparable IFRS Accounting Standards measure for adjusted net income is net income.

Adjusted Earnings Per Share (EPS) is a non-IFRS ratio calculated by dividing adjusted net income (defined above) by the basic and diluted weighted average number of shares outstanding, respectively.

Adjusted Return on Invested Capital (ROIC) is a non-IFRS ratio that represents our full year adjusted net income (defined above) before tax-adjusted interest relative to our average aggregate net debt and adjusted shareholders’ equity, determined annually. Average net debt and adjusted shareholders’ equity are calculated using balances from past years. Adjusted shareholders’ equity includes the impact of adjusted net income from continuing operations (as defined above). We use adjusted ROIC to evaluate annual returns generated on our debt and equity capital. The most comparable IFRS Accounting Standards measure for adjusted net income before tax-adjusted interest is net income. The most comparable measure for adjusted shareholders’ equity is shareholders’ equity. A quantification of

Management's Discussion and Analysis
December 31, 2025	M-28	Stantec Inc.

adjusted ROIC and a reconciliation of its components is included in the Additional Reconciliations of Non-IFRS Financial Measures on page M-30.

Net Debt to Adjusted EBITDA. As part of our assessment of our capital structure, we monitor net debt to adjusted EBITDA, a non-IFRS ratio. It is defined as the sum of (1) long-term debt, including current portion, and bank indebtedness, less cash and cash equivalents, divided by (2) adjusted EBITDA (as defined above). Net debt to adjusted EBITDA is quantified in the Liquidity and Capital Resources section on page M-22.

Free Cash Flow is used to monitor the availability of discretionary cash as part of our capital management. It is defined as operating cash flows less capital expenditures and net lease payments. A reconciliation of free cash flow to its most comparable IFRS Accounting Standards measure, cash flows from operating activities, is included in the Additional Reconciliations of Non-IFRS Financial Measures on page M-30.

Free Cash Flow to Net Income is a non-IFRS ratio that we use to measure conversion of net income into cash. It is calculated by dividing free cash flow (defined above) by net income. Free cash flow to net income is quantified in the Additional Reconciliations of Non-IFRS Financial Measures on page M-30.

Margin. We calculate margin as a percentage of net revenue and monitor margin in comparison to our internal targets. Margin is a non-IFRS ratio when applied to non-IFRS financial measures.

Constant Currency Basis and Impact of Foreign Exchange. We monitor the impact of changing foreign exchange rates, quantify foreign exchange impacts, and, from time to time, prepare analyses on a constant currency basis (i.e., excluding the impact of foreign exchange) to better understand changes in activity. Amounts presented on a constant currency basis are non-IFRS financial measures; related fractions and percentages are non-IFRS ratios.

Compound Annual Growth Rate (CAGR) is a metric we use to evaluate the growth in our business. It represents the growth rate over a period of time on an annual compounded basis. CAGR is a non-IFRS ratio when applied to non-IFRS financial measures.

Supplementary Financial Measures

Days Sales Outstanding (DSO) is a metric we use to evaluate the efficiency of our working capital. It represents the average number of days to convert our trade receivables, unbilled receivables, contract assets, and deferred revenue to cash. We calculate DSO by annualizing gross revenue for the quarter as reported under IFRS Accounting Standards.

Organic Growth (Retraction) and Acquisition Growth. To evaluate our performance, we quantify the change in revenue and backlog as either related to organic growth (retraction), acquisition growth, or the impact of foreign exchange. Revenue and backlog earned by acquired companies in the first 12 months following an acquisition is reported as growth from acquisitions and thereafter as organic growth (retraction). Organic growth (retraction) excludes the impact of foreign currency fluctuations. From time to time, we also quantify the impacts of certain unusual events to organic growth (retraction) to provide useful information to investors to help better understand our financial results.

Margin (defined above) is a supplementary financial measure when applied to IFRS Accounting Standard measures.

Compound Annual Growth Rate (CAGR) (defined above) is a supplementary financial measure when applied to IFRS Accounting Standards financial measures.

Current ratio is a supplementary financial measure calculated by dividing current assets by current liabilities that we use in assessing overall liquidity.

Working capital is a supplementary financial measure that we use as a measure for assessing overall liquidity. It is calculated by subtracting current liabilities from current assets.

Capital Management Measures

Net debt and total capital managed are categorized as capital management measures and quantified on page M-23.

Management's Discussion and Analysis
December 31, 2025	M-29	Stantec Inc.

Additional Reconciliations of Non-IFRS Financial Measures

Free Cash Flow

(In millions of Canadian dollars)	2025	2024
Net cash flows from operating activities	862.9	603.1
Less: capital expenditures (property and equipment and intangible assets)	(71.9)	(99.0)
Less: net lease payments	(149.5)	(124.1)
Free cash flow (note)	641.5	380.0
Net income	479.4	361.5
Free cash to net income (note)	1.3	1.1
note: See the Definitions section for our discussion of non-IFRS measures used.

Adjusted Return on Invested Capital

(In millions of Canadian dollars, except ratios)	2025	2024
Adjusted net income (note 1)	604.4	504.3
Add back: net interest expense	100.2	103.6
Deduct: income taxes on net interest expense (note 2)	(23.8)	(23.1)
Adjusted net income before net interest (net of tax)	680.8	584.8

Average shareholders' equity (note 3)	3,101.2	2,658.7
Cumulative impact on average shareholders' equity of:
Adjusted net income (note 1)	720.4	592.3
Discontinued operations (note 4)	111.9	111.9
Average adjusted shareholders' equity	3,933.5	3,362.9
Average net debt (note 3)	1,328.0	1,298.6
Average aggregate net debt and adjusted shareholders' equity	5,261.5	4,661.5
Adjusted ROIC (note 5)	12.9%	12.5%
note 1: Adjusted net income is a non-IFRS measure. See the Definitions section for our discussion of non-IFRS measures used and the reconciliation of adjusted net income to the most comparable measure as reported under IFRS on M-8. The cumulative impact of adjusted net income includes the impact on average shareholders’ equity of all historical differences between net income and adjusted net income, including $125.0 million related to the year ended December 31, 2025 (2024 - $142.8 million).
note 2: Calculated using normalized tax rate of 23.9% in 2025 and 22.3% in 2024.
note 3: Average shareholder’s equity and average net debt represents the moving average of the past four quarters.
note 4: Cumulative impact of discontinued operations includes the impact on average shareholders’ equity of net income (loss) from discontinued operations (net of tax), including $12.0 million in 2020 and ($123.9 million) in 2018.
note 5: Adjusted ROIC is a non-IFRS measure. See the Definitions section for our discussion of non-IFRS measures used, including the components of the adjusted ROIC calculation.

Risk Factors
Overview
To deliver on our strategic objectives and protect shareholder value, we continually identify and manage potential Company-wide risks and uncertainties facing our business.

To effectively manage risks, our Enterprise Risk Management (ERM) program:
•Maintains a framework to support the identification and management of risks in an effective, transparent, and consistent manner
•Reviews our risk profile continuously and iteratively so risks are identified and managed as they evolve
•Responds proactively to emerging factors that may present risk to Stantec

Management's Discussion and Analysis
December 31, 2025	M-30	Stantec Inc.

•Considers the interdependencies and interconnectedness of risks
•Aligns and embeds risk management into key processes, including strategic planning, to reduce the effect of uncertainty on achieving our objectives
•Engages multiple sources within the organization to identify and assess risks to ensure that the ERM program is dynamic, inclusive, and is supported by the best available information
•Collaborates with Stantec's coordinated assurance functions
•Reports to our executives, Board of Directors, and Audit and Risk Committee (ARC) to provide assurance on the effectiveness of our risk management process

Board Governance and Risk Oversight
Risk oversight ultimately resides with Stantec’s Board of Directors which establishes overall risk appetite and provides strategic direction to and guidance on the ERM program. The Board has delegated responsibility for oversight of the ERM program to the ARC.

The ARC supports the development and evolution of:
•Appropriate methods to identify, evaluate, mitigate, and report the principal risks inherent to our business and strategic direction
•Systems, policies, and practices to address our principal risks
•A risk appetite suitable for our organization
As part of its risk oversight mandate, the ARC receives quarterly reports on changes in principal risks, mitigation strategies, and emerging risks. It also monitors the Company’s cybersecurity program and countermeasures to ensure security of Stantec’s information technology systems and data, as well as any requirements related to the financial disclosure of climate-related risks.

In addition to the ARC, two other Board committees have roles in risk management:
•The Sustainability and Safety Committee (SSC) provides oversight on health and safety and other relevant operational risk exposures. In addition, the SSC focuses on environmental, social, and governance (ESG) risks, including climate-related risks and the transition to a sustainable, net-zero economy.
•The Corporate Governance and Compensation Committee (CGCC) ensures that management maintains policies designed to support an effective compliance, integrity, and ethics program. The CGCC also oversees Stantec’s executive compensation program and ensures that our pay structure encourages decisions that enhance and protect shareholder value, without undue risk taking.

Management Oversight
The C-Suite is directly accountable to the board for all risk management and risk mitigation practices. With the C-Suite's oversight, responsibility for risk management is shared across the organization and is embedded into our day-to-day operations and key decision-making processes, including strategic planning and project go/no-go decisions.

The C-Suite is supported by numerous teams—Legal; Health, Safety, Security, and Environment (HSSE); Human Resources; Information Technology (IT); Finance; Corporate Sustainability; and others—that provide risk management and compliance functions across the organization and work with management to design and monitor appropriate risk mitigation. We are attuned to emerging risks that may impact our industry, and we assemble dedicated task forces and internal committees as necessary to proactively identify and manage these challenges. Our teams regularly collaborate on matters such as artificial intelligence (AI), climate-related risks, and geopolitical and macroeconomic developments.

Our Internal Audit team provides independent assurance regarding the effectiveness and efficiency of our Company-wide risk management processes.

Principal Risks and Uncertainties
Consistent with our peers, Stantec is exposed to a number of risks and uncertainties. Our risk assessment processes have identified our most significant risks, which are described in the Risks section below. If any risks occur, individually or in combination, our business, financial condition, results of operations, prospects, and achievement of the targets set out in our 2024-2026 Strategic Plan could be materially and adversely affected, which may, among other things, cause a decline in the price of Stantec's shares, or affect our ability to declare and/or pay dividends on

Management's Discussion and Analysis
December 31, 2025	M-31	Stantec Inc.

our shares or raise capital. Given our assessment, monitoring and mitigation efforts, we do not expect any such material adverse impacts, but we plan for them as part of our ERM processes.

The risks and uncertainties described in this MD&A do not represent all the risks we may face. Additional risks and uncertainties—including risks that we may be unaware of, risks that we are aware of but currently believe are not material, and risks that may arise based on new developments—could also become important factors that adversely affect our business. In addition, the cumulative impact of multiple risks arising concurrently is also a risk.

Risks
A cybersecurity breach may cause loss of critical data, interrupt operations, and cause reputational harm and lost revenues.
To conduct our business and support the delivery of professional services to our clients, we rely on information technologies including infrastructure, large scale enterprise systems, and third-party software and service providers. As we process, transmit, and store proprietary information, including the Company's and our clients' confidential information, we apply security measures and internal controls, regularly update our enterprise applications, apply security patches, conduct annual staff cybersecurity training including phishing simulations, perform penetration testing and vulnerability assessments, and carefully vet any third-party platforms we rely on. However, the threat of cyber and ransomware attacks executed through phishing, network breaches, social engineering, and other unauthorized access attempts by cyber-criminals remains high, in part due to current geopolitical instability and the rapidly evolving nature of threats, which are becoming increasingly sophisticated and utilize AI tools and other innovations. Further, third-party services may be subject to disruptions, including cyber attacks and security, network or data breaches, which may result in interruptions to our business operations.

Stantec is subject to privacy and protection of personal information laws in multiple jurisdictions, and our contracts with clients often require that we protect their confidential information from disclosure. In addition, we comply with information security standards, such as those imposed by the US Department of Commerce’s National Institute of Standards and Technology 800-171, Department of Defense, Federal Acquisition Regulations, Defense Federal Acquisition Regulations, Systems and Organization Controls (SOC 2, Type 2), UK Cyber Essentials, and ISO 27001 in relation to certain projects. The loss of confidential data or an unauthorized disclosure of proprietary or personal information may harm our business, clients, and employees and result in Stantec incurring remediation and litigation costs, regulatory penalties, and costs associated with increased protection. Other possible adverse impacts may include lost revenues, reputational damage, the loss of clients or projects, or the ability to bid on certain projects.

Further, Stantec may suffer losses as a result of fraudulent cyber activity directed at the Company's financial systems or targeting our financial services staff. While we have implemented organizational controls and training to identify fraudulent cyber activity, given the increased sophistication of such activities due to AI and the unpredictable nature of attempted attacks, the risk remains high.

While we hold cyber liability insurance coverage, it may not cover all losses or fully compensate the Company for all damage it may suffer.

In the normal course of its business, Stantec's employees perform work on project sites that can be dangerous. The failure to implement or follow proper HSSE measures could result in personal injury, illness, loss of life, environmental damage, or property damage, and could have an adverse impact on Stantec’s employees, reputation, and the ability to pursue or win projects.
As our employees deliver services across different geographies and sectors, they often work with or in close proximity to hazardous conditions, including but not limited to heavy mobile equipment, vehicle traffic, live electrical systems, heights, uneven terrain, and bodies of water. Each of these may expose our staff to the risk of personal injury, illness, permanent disability or loss of life, or may result in environmental or other damage to our property or the property of others. The Company's HSSE framework supports our project teams in identifying hazardous conditions and implementing appropriate HSSE plans to address them, and, in the event Stantec is responsible for managing a project site, it may be required to put in place more comprehensive HSSE protocols and procedures. The failure by Stantec or other parties to identify HSSE project risks or to follow established health and safety protocols and plans may result in HSSE incidents. Further, as a global company with staff working on projects around the world, additional risks may arise due to differing health and safety protocols, regional regulatory requirements, and operating standards.

In addition to localized hazards on job sites, our employees and project sites may also be exposed to dangerous conditions from the impacts of geopolitical events, including, but not limited to acts of terrorism, social unrest, and

Management's Discussion and Analysis
December 31, 2025	M-32	Stantec Inc.

unlawful detention. The assessment of security risks and implementation of security plans on projects located in higher risk jurisdictions may require additional resources and could cause project delays or cancellations or result in additional costs.

HSSE incidents such as personal injury, illness, loss of life, or environmental damage, and instances of non-compliance with applicable health and safety regulations, could lead to reputational damage, civil and statutory liability, and fines or sanctions, or we may become liable for uninsured damages or damages that exceed our insurance coverage. In addition, HSSE incidents may lead to project delays or cancellations, increased project costs, and costs associated with the investigation and remediation of the incident, or they may result in the Company losing client confidence or future business, all of which could negatively impact our ability to win work and maintain our project backlog.

Claims and litigation against us could adversely impact our business.
In the ordinary course of our business, Stantec may be threatened with or named as a defendant in claims or other legal proceedings. Defending a lawsuit may require financial resources and management's time, and could result in fines, penalties, damages, substantial legal fees, or injunctive relief. Even if Stantec is successful in defending a lawsuit, there may be reputational damage. The threat of a major loss—such as the filing of a design-defect lawsuit against Stantec for damages that exceed Stantec’s professional liability insurance limits—could adversely impact our business even if, after several years of protracted legal proceedings, Stantec is ultimately found not liable for the loss or claim. For example, structural design deficiencies have been identified at building sites in Arkansas, Florida, Georgia, and Michigan. We may incur material liabilities in relation to these and other sites with similar design issues. Potential remediation costs and obligations could be greater than expected and in excess of applicable insurance coverage, which could have a material adverse effect on our results of operations, liquidity or financial condition. In addition, if a claim arises, we may have to account for it in the results of our operations, and we may not be able to account for offsetting expected insurance recoveries at the same time. This risk remains high due to the growth of our Company, the complexity and size of the projects we are involved in, as well as increased claims in the industry and a challenging insurance market.

Geopolitical events and developments may result in additional risks to our business and people. Our business and financial performance may be impacted due to the ripple effects that geopolitical events may have on the world economy, global trade, energy markets, security, and supply chains.
As a global company, Stantec is exposed to an increasingly interconnected and complex geopolitical landscape. Geopolitical events around the world, such as changes to government policies, the implementation of tariffs, or trade disputes may trigger new risks or amplify existing risks.

Political developments in the countries we operate in, including but not limited to changes of administration, policy and regulatory changes, changes to government programs or funding, trade disputes, barriers to international trade, and tax reforms and tariffs, may create uncertainty and impact our clients or projects (including project delays or cancellations) or financial results, influence demand for our services, increase our costs, and affect our ability to conduct our business efficiently or achieve our strategic objectives. Such events may also impact other risks that are outlined in this section, including negatively impacting economic conditions, inflation, currency exchange rates, and spending.

The emergence of international tensions or military conflicts, such as the ongoing armed conflicts between Russia and Ukraine, and in the Middle East, may lead to political uncertainty and social unrest, terrorism, supply chain issues, adverse macroeconomic conditions, market volatility, decreased public spending and slowing growth forecasts, workforce disruptions, sanctions against individuals or entities, and an increased risk of cyberattacks and ransomware activity, among other things. Each of these factors could disrupt our business and impact our financial performance. We exercise due diligence to minimize the potential of working with sanctioned entities or individuals and monitor any other sanctions that may be imposed due to geopolitical events; however, non-compliance with sanctions or other international responses by Stantec or our business partners may expose Stantec to reputational and financial risks.

With projects and office locations across the globe, our Company and staff may be exposed to events such as civil unrest, political tensions in connection with elections, criminal activity, acts of terrorism, public health crises and other impacts resulting from political, social, and economic issues. In addition to possible safety concerns, such events may result in a loss of markets and contract opportunities, and additional costs to mitigate security risks or implement measures to protect the safety of our employees.

Management's Discussion and Analysis
December 31, 2025	M-33	Stantec Inc.

We have robust business continuity plans and policies in place to assess and monitor geopolitical risks and regulatory and policy developments, and if we pursue projects in areas of conflict, we exercise due diligence to manage our risk exposure, including, most importantly, measures related to the safety and security of our staff. However, due to the uncertain, multifaceted, and often unpredictable nature of geopolitical risks, our business, employees, and operations may experience adverse impacts from geopolitical events.

The failure to attract, retain, engage, and support the wellbeing of our skilled employees could harm our ability to execute our strategy.
Stantec relies on the skills, expertise, and knowledge of our employees to execute its strategic objectives and provide our services. As competition for skilled employees remains high within our industry, we carefully monitor risks related to the management of our human resources. The failure to attract, develop, retain, and integrate skilled staff, including employees joining through acquisitions, could impede our ability to compete for and deliver projects, effectively execute our backlog, or maintain or expand client relationships. We explore opportunities to innovate and implement digital tools that increase efficiency and advance our practitioners' expertise, because the failure to do so could lead to employee disengagement or turnover.

We are committed to supporting and enhancing the well-being of our employees through our programs and practices. If we do not maintain effective leadership or support our employees, including by providing competitive compensation and well-being programs, adequate training, and development opportunities, we may face decreased productivity, increased absenteeism, negative effects on the mental and physical health of our staff, a rise in workplace incidents and accidents, and lower engagement levels. Each of these impacts may ultimately affect the quality and delivery of our professional services, result in higher employee turnover, and limit our ability to attract new employees.

Employee turnover requires the Company to dedicate time and resources to identifying, hiring, training, and integrating new employees. High turnover rates may also interrupt succession planning, project work, and may lead to the loss of project expertise, special qualifications, or security clearances, all of which could impact client relationships or our ability to execute on backlog. Competition for employees may also result in compensation inflation, impacting our margins and profitability.

Non-compliance with laws, regulations and administrative actions, including new or changing laws, regulations or actions, or new exposures to existing laws and regulations, could adversely affect our business operations and results.
Stantec’s business model includes a range of business operating units and jurisdictions, each jurisdiction with its own laws, regulations, and legal requirements. These include, among others, anti-corruption, export control and anti-boycott laws, trade restrictions, sanctions, data privacy and personal information laws, antitrust laws, tax laws and regulations, governmental directives and actions, emerging regulations related to AI, human rights and modern slavery laws and reporting obligations, and evolving ESG regulations. As we continue to grow geographically and diversify our business, complying with additional (and in some cases, conflicting) laws, regulations, reporting requirements, directives, administrative actions, and standards could materially increase our costs. Non-compliance could result in penalties, legal liabilities or remediation costs, and could have a significant impact on our reputation and results. Relaxed or repealed laws, regulations, and directives could also change demand for our services, impacting our revenues.

Our operations and financial performance may be affected by governmental directives, administrative actions, or regulatory changes in jurisdictions where we conduct business. Such measures may include modifications to procurement rules, changes in compliance or certification obligations, or adjustments to trade and labor standards. As a company with significant exposure to cross-border activities and with public sector clients, we may be adversely impacted by such developments, which may be unpredictable, implemented with limited notice, and could result in increased costs, project delays, or reduced access to certain markets.

Our business operations are subject to various economic and trade sanctions laws and regulations administered by governmental authorities in the jurisdictions where we operate, including the United States, the European Union, and other countries. These laws restrict or prohibit transactions and dealings with certain countries, regions, entities, and individuals. Compliance with sanctions laws can be complex. Changes in sanctions regimes, the addition of new restricted parties, or the imposition of broader prohibitions could limit our ability to conduct business in certain markets or with certain counterparties. Failure to comply with applicable sanctions laws could result in civil or criminal penalties, fines, reputational harm, and restrictions on our business activities. Additionally, inadvertent violations may occur despite our compliance efforts, which could have an adverse effect on our financial condition and operational results.

Management's Discussion and Analysis
December 31, 2025	M-34	Stantec Inc.

While we have a comprehensive code of business conduct in place, along with other policies and practices designed to support compliance with laws and regulations and prioritize conducting our business in accordance with high ethical and legal standards, such controls are subject to inherent limitations including human error or the intentional, fraudulent or criminal acts or misconduct of our staff, agents, partners or third parties. Any such acts could expose our Company to fines and penalties, legal liability, sanctions, or impact our ability to bid on projects or deliver our services. Moreover, they may impact our reputation, operating results or financial condition, as well as our ability to attract and retain staff.

Compliance with information security standards, such as those imposed by the US Department of Commerce’s National Institute of Standards and Technology 800-171, Federal Acquisition Regulations, Defense Federal Acquisition Regulations, Systems and Organization Controls (SOC) 2, and ISO 27001 are increasingly common requirements to bid on projects as required by clients and regulatory compliance frameworks. Our failure to meet those requirements would limit our ability to pursue projects.

We also support clients on various projects and at times assist them in submitting related applications for permits and approvals from regulatory agencies. Regulatory agencies may revise, relax or repeal their permitting and approval requirements, which could cause project delays and scope changes, including scope reduction, or a reduction in demand for these services, therefore exposing Stantec to financial losses or impacting our backlog. These projects may also be subject to continuous governmental oversight or review. If there are violations found by a government agency on a client’s project, the government agency may also claim Stantec is in violation of applicable laws and regulations. In these cases, Stantec will defend itself, but cannot predict the outcomes, which may be unfavorable, resulting in citations, fines and/or penalties, and lawsuits against Stantec may arise in the future as a result.

There are additional compliance requirements and risks as a government contractor.
Stantec provides services to government agencies, and as such, we are subject to unique contract terms and various laws and regulations, including complex public procurement laws, that are applicable to government contractors. Some of these contract terms, certifications, and related government regulations may, among other things, permit the government to terminate a contract for convenience, prohibit us from equitably balancing liability in our contracts, or expose us to liability under the US False Claims Act or similar legislation. In addition, applicable laws and regulations impose additional requirements and some may control or restrict how we conduct our business. Complying with these requirements could necessitate additional internal controls, impose additional administrative and operational burdens on the Company, and increase costs as well as introduce additional regulatory oversight. Moreover, government scrutiny of contractors’ compliance with these laws and regulations through audits and investigations is inherent in government contracting; and from time to time, we receive inquiries, investigative demands, subpoenas, and similar requests related to our ongoing business with government entities. The failure to comply with the terms of a government contract or applicable laws, regulations and policies, or any violations stemming from an audit or investigation, could result in the termination of a contract, civil or criminal liability, penalties, suspension or debarment from eligibility for awards of new government contracts or option renewals, and could also potentially increase costs, including legal fees and expenses, and harm Stantec’s reputation, market standing, and revenues.

Given the nature of our government business, these audits, reviews, and investigations may focus, among other areas, on various aspects of procurement integrity, labor time reporting, sensitive and/or classified information access and control, our programs and practices, including executive compensation and hiring practices, incurred and claimed costs, allegations of false claims, and post government employment restrictions. Responses to such matters may require time and effort and can result in considerable costs being incurred by Stantec. Such requests can also lead to the assertion of claims or the commencement of administrative, civil, or criminal legal proceedings against Stantec and others, as well as to settlements.

With respect to sensitive information access and control, Stantec performs services under contracts that are classified or subject to security restrictions. The failure to manage classified contract requirements or the mishandling of classified information could harm key client interests, damage Stantec’s reputation, and cause financial loss. In its performance of classified contracts, Stantec is required to observe certain requirements related to its foreign ownership, control, or influence, as well as comply with expanding statutes and regulations prohibiting contracts with certain covered entities. In addition, Stantec’s employees engaged on classified contracts may be required to obtain and retain security clearances. The failure to observe these requirements or failure to maintain security clearances could result in Stantec losing the ability to perform classified contracts and/or result in liability.

Management's Discussion and Analysis
December 31, 2025	M-35	Stantec Inc.

Failure to maintain effective operational management practices may adversely affect Stantec’s financial condition and results of operations.
For Stantec to succeed, our internal processes—including billing and collection tools, project management, subcontractor management, administrative overhead control, participation in joint arrangements, and workforce utilization— must be managed effectively.

The following risks may result in additional costs, lower profits or project losses:

Uncollectible accounts and long collection cycles
At any time, Stantec carries a material amount of accounts receivable on its balance sheet attributable to numerous contracts and clients. While we perform regular reviews of accounts receivable to identify clients with overdue payments and resolve issues causing delays, there is no certainty that outstanding accounts receivable will be paid on a timely basis or at all. Uncollectible accounts reduce our profits and directly impact the results of our operations.

Inefficiencies in invoicing clients or our project management processes, IT systems outages, and delays in the integration of acquired businesses all could increase the amount of time required to convert our unbilled receivables into receivables and collect on our accounts receivables. Such delays may impact our operating cash flow, limit our ability to invest in the Company's growth, and require Stantec to increase its borrowings to meet working capital requirements.

Utilization
Failure to effectively manage the Company’s workforce and maintain adequate utilization (defined as the percentage of an employee's total hours doing billable work) may lead to decreased profitability and margins. The following factors, among others, may impact utilization: our ability to adequately allocate our professional staff's time between direct project hours and time spent on business development and administration, the efficiency of our internal project management procedures and systems, and the pace at which we integrate professional staff following an acquisition.

Cost overruns on fixed-price contracts
Our contract profile includes fee-for-service and fixed price contracts that are based on cost and scheduling estimates and assumptions regarding productivity, performance, future economic conditions, and availability of personnel, materials, and equipment. If our estimates and assumptions are inaccurate, or if there are changes to the scope of a project, project schedules, or to the costs of labor, equipment, and materials, then cost overruns may occur. As a result, Stantec may experience reduced profits, losses under these contracts, or claims for damages arising from the Company’s failure to meet schedule or performance requirements. If cost overruns impact multiple contracts, there may be an adverse effect on our financial performance.

Failure to manage subcontractor performance
Profitably completing some contracts depends on the satisfactory performance of subcontractors and subconsultants engaged by Stantec. If these third parties do not perform to acceptable standards, or adhere to the contract schedule, Stantec may need to hire others to complete the tasks, which may add costs to a contract, impact profitability, and, in some situations, lead to significant losses and claims. Further, there could be financial or other adverse impacts to our business or results of operations if we do not appropriately flow down our contractual liability to our subcontractors and subconsultants.

We may be adversely impacted as a result of participation in joint arrangements
As part of our business strategy, Stantec may enter joint arrangements, such as partnerships or joint ventures, where control is shared with unaffiliated third parties. For certain projects, we have contractual joint and several liability with these parties. In some cases, these joint arrangements may not be subject to the same internal controls (over financial reporting and otherwise) that we follow. Failure by a joint arrangement partner to comply with rules, regulations, and client requirements may adversely impact Stantec’s reputation, business, and financial condition. We attempt to mitigate these risks with mutual indemnification agreements among joint venture participants making each party liable for damages arising from their own performance and we are selective when choosing our partners.

Reduced demand for Stantec’s services may impact our revenue generation, backlog, and organic growth projections.
Demand for our services is vulnerable to geopolitical and economic conditions and events. As a global firm, we are exposed to geopolitical risks and macroeconomic fluctuations in global and local economies, including capital and credit markets. Inflation, interest rates, currency fluctuations, financial and commodity market volatility, credit market disruptions, and changing government policies may negatively affect the willingness and ability of our clients to deploy capital or to obtain credit to finance their businesses on acceptable terms. This may impact their ability to pay

Management's Discussion and Analysis
December 31, 2025	M-36	Stantec Inc.

us for our services on time or at all, which, in turn, may adversely affect our backlog, working capital, earnings, and cash flows. Our clients may divert or reduce spending or delay projects due to an unfavorable macroeconomic environment, changing government policies, tariffs, or as a result of geopolitical events, which could also impact our backlog and financial results.

Clients may seek to reduce, change, delay, or cancel the services they purchase, or demand more favorable contract terms, including lower prices. We may face increased competition due to economic conditions, which may lead to unfavorable contract terms that cause revenue and margin reductions and increased liability. In addition, our project margin, calculated as net revenue minus direct payroll costs, may be impacted by competition for projects, wage inflation and challenges in recovering increased labor costs through our contract rates.

Further, new trade barriers, tariffs, changes in duties or border taxes, adjustments or disruptions to government funding, and changes in laws, policies, or regulations governing the industries and sectors we work in could mean a decreased demand for our services, project delays and cancellations, or cost increases. Such changes may develop rapidly, and their impact on our business and clients may be difficult to predict.

In addition, our backlog, which we define as the total value of all contracts that have been awarded less the total value of work completed on these contracts as of the reporting date, may be affected by project delays, suspensions, cancellations, or scope adjustments that may occur from time to time due to factors beyond Stantec’s control. Stantec’s contracts may contain provisions that allow the client to terminate the contract upon providing us with notice within a specified time. While the termination of any single contract is unlikely to materially impact our backlog, the loss of a material client or multiple significant contracts could adversely impact our reported backlog or net revenue.
In the event our business lines are affected by economic or societal conditions, reduced public or private sector capital spending, changed demand for project types, or delayed or cancelled projects, we may have difficulty increasing our market share and achieving our growth objectives.

A failure in our IT infrastructure could lead to system interruption and loss of critical data, adversely affecting our operating results.
To sustain business operations and remain competitive, we rely heavily on our core and regional networks, complex server infrastructure and operating systems, communications and collaboration technology, design software, and business applications. In addition, we procure third-party software to support and protect our critical business operations. A failure in our IT infrastructure, or a failure by a third-party software provider, could lead to system interruption, loss of critical data, communication issues, and service delivery delays, all of which may adversely affect our business operations and operating results. Further, we must continually upgrade our applications, systems, and network infrastructure so that our operations are adequately equipped to handle business processes and support all stages of project management. As Stantec continues to grow through acquisitions, our IT infrastructure must be agile and responsive to integrations and the addition of new regional offices and staff. The failure to maintain and upgrade our IT infrastructure in a timely and efficient manner may negatively impact project execution, integration activities, growth objectives, and employee satisfaction, which may ultimately impact our revenues and profitability.

Stantec operates in a highly competitive industry.
Our work - professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics - covers all phases of the project life cycle: planning, design, construction administration, commissioning, operations and maintenance, decommissioning, and remediation. In all these areas, we compete with other large multinational professional services firms, diversified (contracting/consulting) firms, and local, smaller, and specialist providers. Given the expanding demand for the services we provide, additional competitors will likely emerge. Our failure to effectively compete may impact our ability to win projects and could result in reduced revenue, profitability, and market share.

On any given project, the type and number of competitors vary and are dependent on factors including scale of project, geographic location, end-markets/sectors, commercial and contractual terms and risks, technical qualifications and expertise, client-led restrictions, as well as a competitor's financial and marketing resources, risk appetite, reputation, experience, and safety record. Our competitors may also enter into teaming agreements or other relationships among themselves or with third parties to increase their competitive advantage, including their ability to respond to clients’ needs.

The rate and manner in which we adopt and utilize innovations and new technologies may affect our service offerings, project delivery, our competitive position, and the Company’s brand.
Stantec strives to implement project solutions that incorporate software applications, data products, and digital innovation. To increase our competitiveness, profitability and improve efficiencies, we create and utilize digital assets

Management's Discussion and Analysis
December 31, 2025	M-37	Stantec Inc.

and tools for internal use and may develop and use technologies in project delivery. However, as we incorporate digital technologies into our business, we encounter certain risks. Costs to develop and implement digital solutions may be significant, and there is no guarantee that the digital solutions we create will be utilized on a large scale or deliver a return on investment. Our ability to develop digital solutions is dependent on the availability of capital and our effectiveness in hiring and retaining subject matter experts. In addition, there are external risks associated with digital innovation, which may include claims of intellectual property infringement, cybersecurity vulnerability arising from the use of AI and third-party applications, and professional liability claims resulting from the improper utilization of digital tools or inaccurate results produced by digital solutions. The manner in which we utilize technological and other advancements, and our ability to do so in a profitable, legal, and cybersecure manner, may impact our ability to compete, conduct our business efficiently, retain existing clients, and attract new clients. While we have developed policies and procedures with respect to our digital strategy, our failure to implement and adhere to such policies and practices and balance the use of new technologies with the associated risks may affect the scope of our service offerings, project delivery, our competitive position, and our reputation.

The rapid development of AI presents risks and opportunities for our industry.
AI is a broad field of computer science focused on creating systems capable of performing tasks that typically require human intelligence. It encompasses several subfields, including traditional AI models (commonly referred to as machine learning and deep learning models) and generative AI models (commonly referred to as large language models).

AI tools are becoming increasingly accessible, delivering advantages such as enhanced productivity and improved efficiency. Stantec may use generative AI tools to increase efficiencies in tasks like research support, documentation preparation, technical drafting, data analysis, and design visualization.

As with many innovations, the adoption and use of AI tools present risks that could lead to adverse impacts on Stantec's business. Risks include information accuracy and bias, reliability, data privacy, and confidentiality. For instance, the use of unverified AI output may lead to erroneous conclusions, which may impact the accuracy and reliability of our project deliverables. Errors and omissions in our projects may lead to litigation costs, increased insurance premiums, loss of clients and reputational damage.

In addition, contract requirements, emerging regulations, and data protection laws relating to the use of AI may create additional compliance requirements. For example, information entered into an AI tool may not be adequately protected, which may result in non-compliance with data protection laws or client contracts. Inadvertent disclosure of protected information through the use of AI tools may also result in the Company incurring regulatory penalties, fines, and litigation costs. More generally, the failure to comply with an increasing number of laws, regulations, and contract requirements could result in penalties, expose the Company to mitigation or litigation costs, and ultimately result in financial losses or impact our business, reputation or revenues.

Stantec has implemented policies and practices to prioritize transparency, quality assurance, and data protection, however, there is a risk that the rapid development of AI technology may outpace organizational controls and overwhelm efforts for a coordinated and structured rollout. The development of a disciplined approach to the use of AI tools applicable to our industry requires investment of capital, time, and human resources in order to select and test AI solutions, implement them across the organization, and provide training and support to the employees utilizing these tools. These activities are subject to the availability of capital, budget restraints, and the Company's ability to hire and retain skilled subject matter experts. The failure to adopt and utilize adequate AI tools within our Company may lead to the unauthorized use of AI solutions due to them being easily accessible, which may exacerbate other risks noted in this section.

Deficiencies in internal controls over financial reporting may adversely affect Stantec's financial condition and results of operations.
A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Any deficiencies in our internal controls over financial reporting and disclosure controls and procedures could result in a material misstatement in our annual or interim financial statements that may not be prevented or detected on a timely basis. A discovery of a control deficiency or a combination of deficiencies that results in a material weakness will result in management and our independent auditors reporting a material weakness in their report on internal controls over financial reporting.

If we do not maintain adequate financial and management personnel, processes, and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our share price and

Management's Discussion and Analysis
December 31, 2025	M-38	Stantec Inc.

harm our ability to raise or borrow capital. Failure to accurately report our financial performance on a timely basis could also result in fines or jeopardize our continued listing on the Toronto Stock Exchange, the New York Stock Exchange or any other exchange on which our common shares may be listed.

Currency and interest rate fluctuations, inflation, financial market volatility, or credit market disruptions may limit our access to capital.
Capital market risks including currency risk, inflation, interest rate risk, credit risk, market price risk, and availability of capital have the potential to impact our business.

Although we report our financial results in Canadian dollars, a majority of our revenues and expenses is generated or incurred in non-Canadian dollars (primarily US dollars, British pounds sterling, and Australian dollars). Fluctuations in exchange rates between the Canadian dollar and the currencies of non-Canadian jurisdictions where we conduct business may impact our financial results.

Our credit facilities carry a floating rate of interest and, as a result, fluctuations in interest rates may adversely impact our interest costs. Our senior unsecured notes, which bear interest at a fixed rate, partly mitigate our exposure to floating rates. We are subject to interest rate pricing risk and market price risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds, and equity funds, respectively. We are also exposed to changes in our share price, as the obligation under our cash-settled long-term incentive plan is based on the price of our shares. Our expansion plans may be restricted without continued access to debt or equity capital on acceptable terms. These factors may negatively affect our competitiveness and results of operations.

In addition, market fluctuations may negatively affect the ability of our clients to deploy capital or to obtain credit to finance their businesses on acceptable terms, which may impact their demand for our services and our clients’ ability to pay for our services.

From time to time, we enter into contracts to manage market fluctuation risks. Further details on our market risks are included in the Financial Instruments and Market Risks section of our MD&A.

If we are not able to source suitable acquisition targets, control acquisition-related risks, or successfully manage our acquisition integration program, our business and results of operations may be adversely affected.
An integral part of Stantec’s growth strategy is acquiring firms that bolster Stantec’s presence in key business lines and geographies and drive growth. When sourcing acquisition targets, Stantec may face strong competition from other acquirers, which can put upward pressure on purchase prices. Suitable acquisition candidates may be difficult to find, available for a shorter window of time, and may be at multiples or under terms that are unfavorable. Expansion into new geographies may require significant resources to identify new risks, appropriately adjust the acquisition due diligence process, and successfully integrate acquired companies.

Acquisitions and integrations involve many risks and uncertainties which may adversely affect their anticipated benefits, and which may ultimately have a negative impact on our business, financial condition, and results of operations. The failure to integrate acquired companies in an effective and timely manner may prevent us from achieving the key objectives of our acquisition program, including broadening our professional service offerings and geographic presence, increasing profitability, and gaining a competitive advantage.

Risks encountered in connection with the acquisition and integration of companies include, but are not limited to:
•The need for significant cash expenditures, stock issuances and/or the assumption of debt
•Our ability to identify and quantify all significant risks during the due diligence process
•The assumption of certain liabilities associated with an acquired business, which may be known or unknown
•Our ability to complete acquisitions on acceptable terms and conditions, within planned timeframes, or at all
•The potential for decreased operating income or operating margins as a result of an acquisition, or our failure to recover investments made in connection with an acquisition
•Stantec’s exposure to operational, information security, internal controls, and cybersecurity risks due to the delay in transitioning an acquired business’ personnel, information technology, and financial management systems
•Costs incurred during due diligence and integration, which may be significant

Management's Discussion and Analysis
December 31, 2025	M-39	Stantec Inc.

•Disruption to an acquired business in connection with integration, including key personnel, client, and other relationships
•Disruption to cash flow resulting from the financial migration process of integrating the acquired business
Any of these risks could adversely affect Stantec’s business and result in costs, delays, disruptions, or other financial or operational issues.

A changing climate presents risks to our business, including transitional risks and physical risks.

Transitional Risks: Transitioning to a sustainable, net-zero economy may involve extensive legal and regulatory, market, and technology changes to our business. The failure to adequately comply with new and emerging reporting requirements in the jurisdictions we operate in and to meet industry and interested parties' expectations regarding ESG matters may give rise to financial and reputational risks.

Risks associated with transitioning to a sustainable, net-zero economy include the following:

Legal and Regulatory Risks
Transitioning to a lower-carbon economy may present risks in the form of current and new environmental and climate-related risk reporting regulations, laws, and policies. While climate-related laws and regulations exist or are in development in certain jurisdictions where we operate, such regulations may be subject to change including reporting compliance timelines, applicable financial thresholds, and reporting standards. We are closely monitoring climate-related legal and regulatory developments because potential consequences of non-compliance with such regulations could include loss of market standing and reputation as well as financial losses arising from lawsuits, fines, and penalties.

Stantec provides services in various sectors across multiple geographies. As we work on infrastructure, buildings, energy and resources, water, and environmental services projects, we may encounter new regulations and policies related to environmental protection or governments' efforts to encourage or inhibit certain projects. If we fail to comply with newly introduced requirements or adequately adjust our business model, including our fees and scope on projects, we risk financial losses from decreased revenues, project delays or cancellations, penalties, as well as reputational damage. Required actions to comply with new laws and regulations could also result in increased costs for Stantec and increase the risk of non-compliance. Further, if our ESG or project-related disclosures or communications are perceived as misleading or overstated, we may face legal liability, regulatory scrutiny, or reputational harm, which could adversely affect our operations and financial performance.

Some of the codes, standards, and guidelines that govern the services Stantec provides, or the data or resources that we use in our digital tools, may be based on historical climate data and may be outdated or inaccurate because the regulatory authorities may not have yet considered current and/or projected future climate conditions or because certain climate resources may no longer be funded. This may require additional considerations on projects in light of changing climate conditions or, if inaccurate or outdated climate data is utilized, could result in professional liability claims, which would require financial resources and management’s time, and could result in fines, penalties, damages, and legal fees.

As required by project scope, we may utilize our subject matter expertise in climate science, mitigation, and/or adaptation to support our clients' efforts to mitigate climate-related risks by assisting with monitoring environmental and climate-related risks that may impact our clients and projects, and providing project solutions that address those risks.

Market and Reputational Risks
Companies’ climate change and sustainability actions may be considered by investors and other interested parties.
Stantec has made ESG and climate commitments, including a commitment to reduce emissions according to our 1.5ºC validated near-term science-based emissions reduction target, achieving operational carbon neutrality then net zero, and aligning our corporate financing strategy with our ESG performance by issuing a sustainability-linked loan with environmental key performance indicators. While we are committed to achieving these targets within stated timeframes, our ability to do so is subject to uncertainties. For example, if emissions reductions are impacted by unexpected changes to frameworks or reporting protocols, changes in the Company's flexible workplace strategy, or the activities of an acquired company and we do not meet our targets, we could suffer reputational damage and potentially receive a penalty on our sustainability-linked loan. Stantec’s reputation and market positioning may be influenced or harmed by investors’ perception of our ESG decisions, our failure to reach stated targets or achieve commitments, or if greenwashing allegations are made.

Management's Discussion and Analysis
December 31, 2025	M-40	Stantec Inc.

Technology Risks
Stantec's use of carbon and water intensive technologies such as AI could result in increased energy usage and contribute to increased greenhouse gas emissions. This could increase Stantec’s reported emissions and impact our ability to meet ESG performance targets.

Physical Risks: The probability and unpredictability of extreme weather events will likely continue to increase due to climate change.

Our Company may experience climate-related physical risks, both acute (such as hurricanes, cyclones, fires, heat waves, and flooding) and chronic (such as sustained higher temperatures, sea level rise, and changing precipitation patterns). Such events may cause outages of critical services (such as data centers, electricity, and internet connectivity), disrupt business continuity, and/or cause physical injury to our staff, resulting in the occurrence of operational response-related costs. Climate-related physical risks may cause damage to our offices and project sites, prevent our staff from travelling to work or working remotely, cause project delays, or lead to increased insurance premiums or the potential for reduced availability of insurance in high-risk locations. They may also limit the amount of time our employees can be in the field, either in response to an acute event (such as a heat wave or fire) or longer term (for example, as summer temperatures increase), resulting in changes to field work schedules, project delays or loss of revenue; cause staff-related impacts such as illness, health, and well-being issues, which may result in increased worker compensation claims and increased premiums; or cause increased operational costs due to atypical cooling, heating and air quality considerations. Our business interruption risk is exacerbated by the increasing frequency and severity of climate-related extreme weather events. Each of these factors may create financial risks for Stantec’s business.

The financial impacts to our business resulting from climate-related physical risks are largely mitigated as Stantec provides people-based professional services, operates in primarily leased office space, and has comprehensive health and safety practices for office and field work. Stantec has a robust business continuity plan, office locations across the globe, and staff that are generally able to work remotely, all of which minimize the impact of any regional disruptions caused by climate change events on overall operations. In addition, through our expertise, we are able to participate in disaster preparedness planning and infrastructure recovery and assist in rebuilding communities experiencing impacts of severe weather events.

We could be adversely affected by violations of the US Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.
The US’s Foreign Corrupt Practices Act, the UK’s Bribery Act, Canada’s Corruption of Foreign Public Officials Act, and similar worldwide anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to officials for obtaining or retaining business. Stantec operates in many parts of the world that have experienced government corruption.

We train employees to strictly comply with anti-bribery laws, and our policies prohibit employees from offering or accepting bribes in all circumstances including those where compliance with anti-corruption laws may conflict with local customs and practices. We have developed processes to advise our partners, subconsultants, suppliers, and agents who work with us or work on our behalf that they must comply with anti-corruption laws.

Despite Stantec’s policies, training, and compliance programs, we cannot provide assurance that our internal controls, policies and procedures will always protect us from inadvertent, reckless, fraudulent or criminal acts committed by employees or others. Violations or allegations of violations could disrupt our business and materially adversely affect our operating results or financial condition. Litigation or investigations relating to alleged violations could be costly and distracting for management, and result in reputational damage, even if we are ultimately found not to have engaged in misconduct.

Force majeure events may negatively impact our ability to execute our strategy, operate our business, or maintain our financial performance.
Stantec’s workforce, offices, IT infrastructure, and project sites may be impacted by events beyond our control, such as pandemics, natural disasters, extreme weather, cyber attacks, prolonged telecommunications and power outages, and acts of war or terrorism. While the diversification of geographies, business lines, and clients in our business, coupled with a strong business continuity program helps us to manage risk, the likelihood and impact of such events are difficult to predict. Depending on the type, magnitude, and frequency of force majeure events, our mitigation measures may not be sufficient, and as a result, such events could adversely affect the health and safety of our employees, as well as our business, operations, and financial results.

Management's Discussion and Analysis
December 31, 2025	M-41	Stantec Inc.

Unavailability of third-party insurance coverage would increase our overall risk exposure as well as disrupt the management of our business operations.
We maintain insurance coverage (including project-specific professional liability insurance) with third-party insurers as part of our overall risk management strategy. If any of our third-party insurers fail, choose to exit an insurance market, or otherwise are unable to provide us with adequate insurance coverage at commercially reasonable rates, then our overall risk exposure and our operational expenses would increase, and the management of our business operations would be disrupted. Further, given the evolving macroeconomic, geopolitical, and technological environment, insurers may focus on certain areas of exposure, such as AI, impacts of climate change or shifts in government policies. Insured companies, including Stantec, may be required to invest time and resources to articulate to their insurers financial, operational, and risk management aspects of their business to obtain coverage at commercially reasonable rates or to renew their existing coverage. There can be no assurance that any of our existing insurance coverage will be renewable upon the expiration of the coverage period, or that future coverage will be affordable at the desired limits.

Impairment of long-lived assets or restructuring activities may require us to record a significant charge to earnings.
Our long-lived assets, including our goodwill, leased assets, intangible assets, and others, are subject to periodic testing for impairment. Changes in our business environment, scope of business operations, and office rationalizations could result in restructuring and/or asset impairment charges.

An evolving and increasingly complex tax landscape could impair Stantec’s overall capital efficiency.
Stantec’s global presence and continued expansion into new geographies results in a complex tax profile that is managed by the Company’s internal tax specialists, with support from external advisors. Though we maintain a low-risk tax profile by using accounting and fiscal principles to determine and support income tax positions, the complexity of various global and country-specific tax laws and ongoing global tax reform present risks for our organization. If our calculations of tax benefits and tax liabilities differ or are not recognized by applicable tax authorities or if the Company’s effective income tax rate changes, there may be a material impact on the results of our net income and cash flows. In addition, the Company may incur additional expenses if further resources are required to monitor and interpret changing tax rules and regulations, respond to audits, or defend our tax position.

In some jurisdictions, Stantec has defined benefit pension plans whose net surplus or deficit position may fluctuate. Plan deficit positions could develop or grow in the future, resulting in higher cash contribution requirements.
Stantec has defined benefit pension plans for employees in certain countries. In the future, our pension deficits or surplus may increase or decrease depending on changes in interest rate levels, pension plan performance, inflation and mortality rates, and other factors, including changes in applicable legislation. If we are forced or elect to make up all or a portion of the deficit for unfunded benefit plans over a short time, our cash flow could be materially adversely affected. To partly mitigate the volatility risk of our pension deficit positions, certain of our pension plans include bulk annuity and guaranteed annuity policies which match future cash flows from the annuity policies to the timing of future payments required under those plans.

Managing Our Risks
Global Operations
We manage our business through a combination of centralized and decentralized controls that address the unique aspects of the various markets, geographies, and cultures we operate in.

Our approach to integrating acquired companies involves implementing company-wide information technology and financial management systems and providing support services from corporate and regional offices.

Business Model
Our business model—based on geography, business operating unit specialization, and life-cycle diversification—reduces our dependency on any particular industry or economic driver. We intend to continue diversifying our geographic presence and service offerings and focusing on strategic growth initiatives and key client sectors. We believe this will reduce our susceptibility to industry-specific and regional economic cycles and will help us take advantage of economies of scale in the highly fragmented professional services industry.

Management's Discussion and Analysis
December 31, 2025	M-42	Stantec Inc.

We believe that we are well positioned to compete in our markets due to our client-centric framework and ability to distinguish ourselves from our peers through our sustainability, innovation, digital technologies, and operational efficiency actions. Our client-focused approach, knowledge, and successful delivery often leads to us being awarded repeat work from clients, including on a sole-source basis. In addition, our successful track record of acquiring and integrating firms also provides us with a competitive advantage, along with management and technical expertise, effective service delivery, integration of digital technologies, and a robust innovation program.

We also differentiate our business from competitors by entering into both large and small contracts with varying fee amounts. We work on tens of thousands of projects for thousands of clients in hundreds of locations. The diversified nature of our business and project mix ensures we are not overexposed to one particular service offering or client. We expect to continue to pursue selective acquisitions to increase our market share and diversify our revenue base.

Effective Processes and Systems
Our Integrated Management System (IMS) provides a disciplined and accountable framework for managing risks, quality outcomes, and occupational health and safety and environmental compliance. Stantec’s operations (except for recent acquisitions) are certified to, or are following the requirements of, the following internationally recognized consensus ISO standards:

ISO 9001:2015 (Quality Management)
ISO 14001:2015 (Environmental Management)
ISO 45001:2018 (Occupational Health & Safety Management)
ISO/IEC 20000-1:2018 (IT Service Management)
ISO/IEC 27001:2022 (Information Security Management)

Stantec has achieved global ISO certification across the majority of its operations and geographies for the Quality Management, Environmental Management, Occupational Health & Safety Management, IT Service Management and Information Security Management standards.
Throughout our organization, we use a Project Management Framework that confirms and clarifies the expectations Stantec has of its project managers and project teams. It includes the critical tasks that affect both the management of risks and achievement of quality on typical projects.

Our internal practice audit process enables us to assess the compliance of operations with the requirements of our IMS. This ensures that all offices and labs are audited at least once over the three-year term of our ISO 9001, ISO 14001, and ISO 45001 registrations. Additionally, field-level assessments are conducted for projects involving field work, including construction-related projects. We have a formal improvement process to encourage suggestions for improvement, address nonconformances, promote root-cause analysis, and document follow-up actions and responsibilities.

Our largest and most complex projects are supported by Major Project teams, which provide specialized program and project management services within each of our business operating units.

Our comprehensive defense-in-depth IT security (cybersecurity) program is designed to identify, protect, detect, and respond to and recover from security incidents. Key initiatives include information security and acceptable use policies, practices, and procedures; awareness campaigns for staff (including mandatory annual cybersecurity training); and a range of security initiatives for enforcing security standards, including regular external perimeter penetration tests against Stantec. Our integrated Security Incident Response team is linked to our Crisis Communication Plan to ensure that breach response protocols are aligned with our overall corporate crisis response plans.

We invest resources in our Risk Management team. Team members provide company-wide support and guidance on risk avoidance practices and procedures. Structured risk assessments are conducted before we begin pursuing projects with heightened or unique risk factors.

Reporting to management and the ARC, our global internal audit team conducts independent audits over key financial and operational processes. An annual audit plan is developed using a risk-based approach and in consultation with management. As well, annually, the internal audit team conducts independent assurance testing over financial and information technology controls in support of Sarbanes-Oxley certifications.

Management's Discussion and Analysis
December 31, 2025	M-43	Stantec Inc.

Insurance
Our policies include but are not limited to the following types of insurance: general liability; automobile liability and physical damage; workers’ compensation and employer’s liability; directors’ and officers’ liability; professional liability, pollution, cybersecurity; fiduciary; and crime. We have regulated/licensed captive insurance companies to fund the payment of professional liability self-insured retentions related to claims as well as specific types of insurance policies such as employment practices and medical stop loss. Subject to availability, we or our clients obtain project-specific professional liability insurance when required or as needed on large and/or complex projects.

Growth Management
We have an acquisition and integration program managed by a dedicated Corporate Development team, which is responsible for:

•Identifying and valuing acquisition candidates
•Undertaking and coordinating due diligence
•Negotiating and closing transactions
•Integrating employees and leadership structures and systems

To manage risks associated with the integration process, we assign accountability for acquisition integration to the Corporate Development team which has developed, through continuous learning and experience, a comprehensive approach that addresses every step of integrating an acquired business into Stantec. A senior regional or business leader is also appointed for each acquisition. We have implemented a hybrid model of on-site and remote work, which reduces administrative costs while remaining responsive to changing circumstances.

Capital Liquidity
We meet our capital liquidity needs and fund our acquisition strategy through various sources, including cash generated from operations, short- and long-term borrowing from our syndicated unsecured senior credit facilities, unsecured bilateral facilities, uncommitted unsecured multicurrency and overdraft facilities, issuance of senior unsecured notes, and the issuance of common shares.

Management's Discussion and Analysis
December 31, 2025	M-44	Stantec Inc.

Controls and Procedures
Disclosure controls and procedures are designed to ensure that information we are required to disclose in reports filed with securities regulatory agencies is recorded, processed, summarized, and reported on a timely basis and is accumulated and communicated to management—including our CEO and CFO, as appropriate—to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including our CEO and CFO, we carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in rules adopted by the Securities and Exchange Commission (SEC) in the United States and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings). Based on this evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2025.

As permitted by published guidance of the SEC in the United States, management’s evaluation of and conclusions on the effectiveness of internal control over financial reporting did not include the internal controls of the acquired businesses of Ryan Hanley, Cosgroves, and Page. The financial results are included in the Company’s 2025 audited consolidated financial statements because these entities were acquired by the Company through a business combination during 2025. The aggregate assets of these entities represent 2.5% of the Company’s total assets as at December 31, 2025, and the aggregate liabilities represent 4.5% of the Company's total liabilities as at December 31, 2025. Gross revenue earned from the date of acquisition to December 31, 2025, represents 3.0% of the Company's gross revenue for the year ended December 31, 2025.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Accordingly, management, including our CEO and CFO, does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud.

Management’s Annual Report on Internal Control over Financial Reporting and the Independent Auditors’ Report on Internal Controls accompanies our 2025 audited consolidated financial statements.

There has been no change in our internal control over financial reporting during the year ended December 31, 2025, that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

We will continue to periodically review our disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

Subsequent Event
Dividends
On February 25, 2026, our Board of Directors declared a dividend of $0.245 per share, payable on April 15, 2026, to shareholders of record on March 31, 2026.

Cautionary Note Regarding Forward-Looking Statements
Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlook or future-oriented financial information. Any financial outlook or future-oriented financial information in this MD&A has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Management's Discussion and Analysis
December 31, 2025	M-45	Stantec Inc.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2026 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this MD&A. Forward-looking statements in this MD&A include but are not limited to the following:
•Our alignment with Canada's Net Zero challenge;
•Our belief that global trends continue to drive strong demand for our services;
•Our knowledge of our industry which continues to consolidate and provide robust acquisition opportunities to grow strategically in all our key sectors and geographies;
•Our intention to continue to pursue selective acquisitions;
•Our belief that we are well positioned to take advantage of the organic growth ahead of us due to our strong expertise and our exceptional cross collaboration;
•Our belief that we have the right mix between our five BOUs within multiple sub-sectors and geographies to meet growing demands and provide a high level of diversification and resiliency within our operations;
•Our commitment to deliver on the growth targets outlined in our 2024-2026 Strategic Plan;
•Our expectations in our Outlook section to address our targets and expectations for 2026:
◦Our belief that opportunities arising from aging infrastructure and urbanization, climate change and the need for resilience to extreme weather events, future technologies and associated energy requirements, advanced manufacturing, and resource security continue to drive growth in demand for our services;
◦Public sector spending will continue in alignment with currently announced programs and legislation, as well as increasing confidence and activity in the private sector;
◦Net revenue growth of 8.5% to 11.5%, with organic net revenue growth in the mid- to high-single digits;
◦Organic growth in Canada, US and Global regions in the mid- to high- single digits;
◦Adjusted EBITDA margin in the range of 17.6% to 18.2%, reflecting strong project margins resulting from solid project execution, as well as continued discipline and enhanced strategies in the management of administration and marketing costs, including expanding the use of our high value centers, optimizing digital strategies, and increased efficiencies from improving scale in certain geographies:
▪Adjusted EBITDA margin in Q1 and Q4 2026 is expected to be near or below the low end of this range due to normal seasonal factors in the northern hemisphere, offset by margins moving to the higher end of the range, or above, in Q2 and Q3 of 2026 as seasonal activities increase;
◦Adjusted net income as a percentage of net revenue at or above 9.5%;
◦Adjusted EPS growth in the range of 15% to 18%;
◦Adjusted ROIC expected to be above 13%;
◦Effective tax rate (without discrete transactions) in the range of 23% to 25%, earnings pattern of 42-47% in Q1 and Q4 2026 and 53-58% in Q2 and Q3 2026, capital expenditures as a percentage of net revenue of 1.4% to 1.8%, a net debt to adjusted EBITDA ratio between 1.0x to 2.0x, and DSOs at or below 75;
•Our expectation to contribute approximately $7 million to pension plans in 2026;
•Our expectation that the major projects awarded in 2025 will proceed as planned in Canada, the United States and globally;
•Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Capital Management and Liquidity and Capital Resources section;
•Our belief that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures;
•Our estimates of the impact of an increase or decrease in the interest rate on our revolving credit facility and term loan balances;
•Our ability to meet the terms of our lease payment commitments on the agreed terms and conditions;
•Our estimates of the impact of an increase or decrease in market price risk on our investments held for self-insured liabilities for equity funds;

Management's Discussion and Analysis
December 31, 2025	M-46	Stantec Inc.

•Our expectations in the Critical Accounting Estimates section, including our belief that each of the assumptions and estimates contained therein are appropriate to the circumstances and reflect the most likely future outcomes; and
•Our expected adoption of accounting standards discussed in the Critical Accounting Developments, Estimates, and Measures section.

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this MD&A. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this MD&A not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks, including the risks described in the Risk Factors section.

Assumptions
In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian, US, and global economies in 2026 and their effect on our business. The material factors and assumptions used to support our 2026 outlook included on M-10 are set forth below:
•Management assumed an average value for the US dollar of $1.36, GBP $1.85, and AU of $0.90 for 2026.
•The overnight interest rate target is currently 2.25% in Canada, 3.65% in the US, and 3.73% in the UK. The Company’s fixed rate senior unsecured notes are expected to partially offset changes in rates.
•Our effective income tax rate, without discrete transactions, is expected to be approximately 23% to 25% and was considered based on the tax rates in place as of December 31, 2025, as well as our mix of expected earnings for the countries we operate in.
•Canada's GDP is expected to grow by 1.5% in 2026, while the US is projected to see a growth rate of 2.2%. In global markets, the UK is expected to experience GDP growth of 1.3%, while Australia is forecasted to grow by 2.0%.
•In Canada, the number of total housing starts is forecasted to decrease in 2026 by 0.8% compared to 2025. In the United States, the forecasted seasonally adjusted annual rate of total housing starts for 2026 is 1.34 million, a 0.1% decrease compared to 2025.
•The American Institute of Architects ABI (architectural billing index) has increased to 48.5 as of December 2025 from 44.1 at the end of 2024, reflecting a slight improvement, however architectural billings are still soft and are expected to remain consistent with 2025 levels for 2026.
•The World Bank expects oil prices for 2026 to decrease from 2025 levels, and metals, and mineral prices for 2026 to increase slightly from 2025 levels.
•Management expects to support our targeted level of growth using a combination of cash flows from operations and borrowings.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of February 25, 2026, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2026, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management's Discussion and Analysis
December 31, 2025	M-47	Stantec Inc.